Exhibit 99.1

Contents Page 2 FINANCIAL HIGHLIGHTS 3 MARKET OVERVIEW AND KEY HIGHLIGHTS 6 BUSINESS OVERVIEW 11 MANAGEMENT DISCUSSION AND ANALYSIS 32 OTHER INFORMATION 63 REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 65 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS 67 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS 69 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 70 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY 72 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS 74 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 110 CORPORATE INFORMATION 112 DEFINITIONS AND GLOSSARY This interim report is prepared in both English and Chinese and in the event of inconsistency, the English text of this interim report shall prevail over the Chinese text.

FINANCIAL HIGHLIGHTS Net revenues US$2.56 billion Net revenues for the six months ended June 30, 2014 were US$2.56 billion, an increase of US$116.9 million, or 4.8%, as compared with US$2.44 billion for the six months ended June 30, 2013. Net income US$383.2 million Net income attributable to Melco Crown Entertainment was US$383.2 million for the six months ended June 30, 2014, an increase of US$148.4 million, or 63.2%, as compared with net income of US$234.8 million for the six months ended June 30, 2013. Basic net income per Share US$0.232 Basic net income per Share attributable to Melco Crown Entertainment was US$0.232 for the six months ended June 30, 2014, as compared to basic net income per Share of US$0.142 for the six months ended June 30, 2013. Adjusted property EBITDA US$701.1 million Adjusted property EBITDA for the six months ended June 30, 2014 was US$701.1 million, representing an increase of US$55.5 million, or 8.6%, as compared to US$645.7 million for the six months ended June 30, 2013. 2 Melco Crown Entertainment Limited INTERIM REPORT 2014

MARKET OVERVIEW AND KEY HIGHLIGHTS MACAU MARKET Market-wide gross gaming revenues for the first six months of 2014 increased 12.6% from the comparable period in 2013, to a record US$24.1 billion. The mass market table games segment remains the major driver of market-wide growth rates, expanding 35.6% on a year-over-year basis. The mass market table games segment continues to be supported by, improved local and regional infrastructure together with expanded hotel room supply and a broader non-gaming offering, which appeals to wider mix of visitors. Over the same period, rolling chip segment gross gaming revenues increased by 3.3% on a year-over-year basis. The mass market table games segment now accounts for 34.1% of market-wide gross gaming revenues, compared to 28.3% for the same period in 2013. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. This mass market exposure is set to increase meaningfully over the foreseeable future with the development of Studio City and continual enhancements to City of Dreams, most notably the property’s fifth hotel tower which is due to open in the first half of 2017. In the first six months of 2014, visitation to Macau increased 8.1% over the same period of 2013, primarily driven by visitors from China which increased 14.7% over the same period. Visitors from China now account for 66.8% of all visitors to Macau in the first half of 2014 compared to 63.0% in the same period of 2013. Visitors from Hong Kong and Taiwan account for 20.7% and 3.0% of total visitation in the first six months of 2014, respectively. Macau continues to benefit from the PRC central and Macau governments’ development plans for the region, including improved infrastructure, immigration policies and development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience. INTERIM REPORT 2014 Melco Crown Entertainment Limited 3

City of Dreams’ fifth hotel tower, designed by the award-winning and internationally renowned architect Dame Zaha Hadid, is expected to open in the first half of 2017 KEY HIGHLIGHTS Studio City The development of Studio City remains on track to open in mid-2015. Studio City, our Company’s next integrated resort in Cotai, Macau, will further expand our Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings. City of Dreams The fifth hotel tower at City of Dreams is progressing as planned and is anticipated to open in the first half of 2017. Collaborating on the design with the award winning, internationally renowned architect, Dame Zaha Hadid, our new hotel tower will add a truly iconic landmark to Macau, further extending City of Dreams’ leading position at the premium end of the market. In August 2014, City of Dreams officially opened SOHO, a lifestyle food and beverage and entertainment precinct located on the second floor, which is designed to further broaden the appeal of the property to a wider range of visitors to Macau. City of Dreams is substantially expanding its luxury retail offering which is anticipated to be operational in 2016. The redevelopment is anticipated to broaden City of Dream’s appeal to a wider array of customers. 4 Melco Crown Entertainment Limited INTERIM REPORT 2014

MARKET OVERVIEW AND KEY HIGHLIGHTS City of Dreams Manila The development of City of Dreams Manila continues to progress well, with the integrated resort expected to open later this year. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market. Our investment in the City of Dreams Manila project up to the time of opening is estimated to be approximately US$832.0 million (or approximately PHP37.0 billion based on the exchange rate of US$1.00 to PHP44.5), consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. MCP has raised approximately US$340.0 million from the issuance of the Philippine Notes by MCE Leisure Philippines in January 2014. MCP has also recently raised approximately US$122.3 million of net proceeds from the 2014 Top-up Placement in June 2014, which included the offer and sale of common shares of MCP. Other Recent Developments The Board has approved the implementation of a US$500 million stock repurchase program in August 2014 which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining a flexibility to fund our current operations and future development pipeline. City of Dreams Manila provides exhilarating gaming facilities, international standards of retail, hospitality and other innovative lifestyle and entertainment offerings when it opens later this year INTERIM REPORT 2014 Melco Crown Entertainment Limited 5

BUSINESS OVERVIEW Melco Crown Entertainment has been selected as one of the “Fabulous 50” Companies by Forbes Asia for the second year running We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, and the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in mid-2015 and the first half of 2017, respectively. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes Five-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China. Our current operating facilities are focused on the Macau gaming market, which we believe will remain the largest gaming destination in the world. In the first six months of 2014, Macau generated approximately US$24.1 billion of gaming revenues, according to the DICJ, representing a 12.6% increase from the comparable period of 2013. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming. 6 Melco Crown Entertainment Limited INTERIM REPORT 2014

BUSINESS OVERVIEW In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, is developing City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which is anticipated to open later this year. Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011. City of Dreams City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of June 30, 2014, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 500 gaming tables and approximately 1,400 gaming machines. The Crown Towers hotel, a Forbes Five-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes around 30 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,210 square feet of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings. The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning “The House of Dancing Water” show. The Company is moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in the first half of 2017, further extending our leading position at the premium end of the market. Altira Macau Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters. As of June 30, 2014, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments. INTERIM REPORT 2014 Melco Crown Entertainment Limited 7

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide for the fifth year running in 2014. Mocha Clubs Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of June 30, 2014, Mocha Clubs had eight clubs with a total of 1,266 gaming machines in operation, which represented 9.8% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game. Studio City We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus. The Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage. Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.3 billion. Our plans for the expansionary phase at Studio City are under review. 8 Melco Crown Entertainment Limited INTERIM REPORT 2014

BUSINESS OVERVIEW We successfully offered the US$825.0 million Studio City Notes and drew down the delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. City of Dreams Manila City of Dreams Manila is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila is expected to be one of the leading integrated tourism resorts in the Philippines and is anticipated to open later this year. Our subsidiary, MCE Leisure Philippines, has been cooperating with SM Group’s Belle Corporation (“Belle”) to develop City of Dreams Manila. The cooperation in development involves the provision of the land and building structures by Belle and the fitting out of the buildings by MCE Leisure Philippines. MCE Leisure Philippines will solely manage and operate City of Dreams Manila upon its opening. MCE Leisure Philippines is required to pay rent for the land and building structures to Belle pursuant to a lease agreement, and is also responsible under the cooperation arrangement to pay monthly payments, based on the performance of gaming operations of City of Dreams Manila, to the Philippine Parties. MCE Leisure Philippines shall be entitled to retain all revenues from non-gaming operations of City of Dreams Manila. City of Dreams Manila collaborates with DreamWorks Animation to develop world’s first education-based interactive entertainment concept, “DreamPlay by DreamWorks” INTERIM REPORT 2014 Melco Crown Entertainment Limited 9

Upon completion and subject to any interior design modifications, City of Dreams Manila is expected to have approximately 14,026 square meters (equivalent to approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). Following various amendments to gaming regulations in the Philippines by PAGCOR, with the most recent one dated April 4, 2014, City of Dreams Manila is now anticipated to be able to operate up to approximately 375 gaming tables, 1,699 slot machines and 1,699 electronic table games upon opening. Notwithstanding the maximum permitted by PAGCOR, the actual number of slot machines, electronic table games and gaming tables upon completion, may be fewer. City of Dreams Manila is expected to have three hotels, including the ultra-luxurious and exciting brands such as Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 940 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, and five specialty restaurants along with a number of bars and a multi-level car park. City of Dreams Manila is also expected to feature three separate entertainment venues, a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure accented with creative external lighting, which is expected to become a centerpiece attraction of the project. City of Dreams Manila will also feature a retail boulevard. City of Dreams Manila represents an important milestone for us, marking our first entry into an entertainment and gaming market outside of Macau, which will enable our Company to deliver an incremental source of earnings and cashflow. City of Dreams Manila meaningfully expands our regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience. 10 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS SUMMARY OF FINANCIAL RESULTS For the six months ended June 30, 2014, our total net revenues were US$2.56 billion, an increase of 4.8% from US$2.44 billion of net revenues for the six months ended June 30, 2013. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2014 was US$383.2 million, as compared to net income of US$234.8 million for the six months ended June 30, 2013. Our improvement in profitability was primarily attributable to improved group-wide mass market table games revenues, partially offset by a decrease in group-wide rolling chip revenues. Six Months Ended June 30, 2014 2013 (in thousands of US$) Net revenues $ 2,556,854 $ 2,439,952 Total operating costs and expenses (2,124,479) (2,063,228) Operating income 432,375 376,724 Net income attributable to Melco Crown Entertainment $ 383,181 $ 234,821 INTERIM REPORT 2014 Melco Crown Entertainment Limited 11

Our results of operations and financial position for the periods presented are not fully comparable for the following reasons: • On February 7, 2013, MCE Finance issued the 2013 Senior Notes • On March 11, 2013, we completed the early redemption of the RMB Bonds in full • On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective • On March 28, 2013, we completed the early redemption of our 2010 Senior Notes • In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option • On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes • On June 24, 2014, MCP completed the 2014 Top-up Placement FACTORS AFFECTING OUR CURRENT AND FUTURE RESULTS Our results of operations are and will be affected most significantly by: • The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau; • The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments; • The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia; • The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships; 12 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS • Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the six months ended June 30, 2014 and 2013, approximately 44.7% and 51.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.8% and 7.1% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$174.3 million and US$195.9 million for the six months ended June 30, 2014 and 2013, respectively; • Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of June 30, 2014 and December 31, 2013, approximately 79% and 72%, respectively, of our total indebtedness was based on fixed rates. The increase was primarily due to the issuance of the Philippine Notes in January 2014 and the scheduled repayment of term loan under 2011 Credit Facilities. Based on June 30, 2014 indebtedness level, an assumed 100 basis point change in Hong Kong Interbank Offered Rate and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$5.8 million; and • Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas and H.K. dollars. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of the Philippine Notes in January 2014, denominated in Philippine Pesos. Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition. We accept foreign currencies from our customers and as of June 30, 2014, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal. We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the six months ended June 30, 2014 and 2013. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs. INTERIM REPORT 2014 Melco Crown Entertainment Limited 13

See note 9 to the unaudited condensed consolidated financial statements included elsewhere in this interim report for further details related to our indebtedness as of June 30, 2014. Major currencies in which our cash and cash equivalents and restricted cash held as of June 30, 2014 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Pesos and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances as of June 30, 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$23.7 million for the six months ended June 30, 2014. Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of June 30, 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$8.9 million for the six months ended June 30, 2014. Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties. KEY PERFORMANCE INDICATORS (KPIs) We use the following KPIs to evaluate our casino operations, including table games and gaming machines: • Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment. • Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume. • Mass market table games drop: the amount of table games drop in the mass market table games segment. • Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop. • Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. • Gaming machine handle: the total amount wagered in gaming machines. • Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle. 14 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS Since its debut four years prior, The House of Dancing Water has garnered a growing international reputation as one of the world’s most awe-inspiring productions. In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment. Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. We use the following KPIs to evaluate our hotel operations: • Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day. INTERIM REPORT 2014 Melco Crown Entertainment Limited 15

• Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period. • Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy. Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room. SIX MONTHS ENDED JUNE 30, 2014 COMPARED TO SIX MONTHS ENDED JUNE 30, 2013 Revenues Our total net revenues for the six months ended June 30, 2014 were US$2.56 billion, an increase of US$116.9 million, or 4.8%, from US$2.44 billion for the six months ended June 30, 2013. The increase in total net revenues was primarily driven by improved group-wide mass market table games revenues, partially offset by a decrease in group-wide rolling chip revenues. Our total net revenues for the six months ended June 30, 2014 comprised of US$2.49 billion of casino revenues, representing 97.2% of our total net revenues, and US$71.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2013 comprised US$2.37 billion of casino revenues, representing 97.3% of our total net revenues, and US$66.2 million of net non-casino revenues. The all-new playful season of TABOO at City of Dreams was unveiled with the exciting collaboration with Asian diva Miriam Yeung 16 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS Casino. Casino revenues for the six months ended June 30, 2014 were US$2.49 billion, representing a US$111.7 million, or 4.7%, increase from casino revenues of US$2.37 billion for the six months ended June 30, 2013, primarily due to an increase in casino revenues at City of Dreams of US$236.1 million, or 13.5%, partially offset by decrease in casino revenues at Altira Macau of US$133.6 million, or 24.9%. This increase was primarily attributable to growth in the mass market table games segment, particularly at City of Dreams, partially offset by decreased rolling chip volume and rolling chip win rate at both City of Dreams and Altira Macau. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment. Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2014 was US$18.4 billion, representing a decrease of US$5.2 billion, or 22.2%, from US$23.6 billion for the six months ended June 30, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.84% for the six months ended June 30, 2014, within our expected level of 2.7% to 3.0%, while decreased from 2.98% for the six months ended June 30, 2013. In the mass market table games segment, mass market table games drop was US$400.6 million for the six months ended June 30, 2014, representing an increase of 18.9% from US$336.9 million for the six months ended June 30, 2013. The mass market table games hold percentage was 14.6% for the six months ended June 30, 2014, representing a decrease from 15.3% for the six months ended June 30, 2013. City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2014 of US$46.8 billion represented a decrease of US$1.8 billion, or 3.8%, from US$48.6 billion for the six months ended June 30, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.87% for the six months ended June 30, 2014, in line with our expected range of 2.7% to 3.0%, and reflected a slight decline from 2.89% for the six months ended June 30, 2013. In the mass market table games segment, mass market table games drop was US$2.63 billion for the six months ended June 30, 2014 which represented an increase of US$0.48 billion, or 22.4%, from US$2.15 billion for the six months ended June 30, 2013. The mass market table games hold percentage was 37.4% in the six months ended June 30, 2014, demonstrating an increase from 32.7% for the six months ended June 30, 2013. Average net win per gaming machine per day was US$494 for the six months ended June 30, 2014, an increase of US$159, or 47.5%, from US$335 for the six months ended June 30, 2013. Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2014 was US$323, an increase of approximately US$113, or 53.8%, from US$210 for the six months ended June 30, 2013. Rooms. Room revenues (including the retail value of promotional allowances) for the six months ended June 30, 2014 were US$67.0 million, representing a US$4.7 million, or 7.5%, increase from room revenues (including the retail value of promotional allowances) of US$62.3 million for the six months ended June 30, 2013. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$234, 99% and US$231, respectively, for the six months ended June 30, 2014, as compared to US$231, 99% and US$227, respectively, for the six months ended June 30, 2013. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$197, 99% and US$194, respectively, for the six months ended June 30, 2014, as compared to US$190, 96% and US$182, respectively, for the six months ended June 30, 2013. INTERIM REPORT 2014 Melco Crown Entertainment Limited 17

TABOO, the first and most seductive cabaret show in Asia, brings diverse eye-opening experience of sensuality every new season Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the six months ended June 30, 2014 included food and beverage revenues of US$40.6 million and entertainment, retail and other revenues of US$53.0 million. Other non-casino revenues (including the retail value of promotional allowances) for the six months ended June 30, 2013 included food and beverage revenues of US$37.9 million, and entertainment, retail and other revenues of US$45.9 million. The increase of US$9.8 million in food, beverage and other revenues from the six months ended June 30, 2013 to the six months ended June 30, 2014 was primarily due to higher business volumes associated with an increase in visitation during the period, as well as the improved yield of rental income at City of Dreams. Operating costs and expenses Total operating costs and expenses were US$2.12 billion for the six months ended June 30, 2014, representing an increase of US$61.3 million, or 3.0%, from US$2.06 billion for the six months ended June 30, 2013. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams which were in-line with the overall increased gaming volume and associated increase in revenues, increase in general and administrative expenses and pre-opening costs to support continuing and expanding operations, partially offset by a decrease in operating costs at Altira Macau, decrease in development costs and the gain on disposal of assets held for sale for the six months ended June 30, 2014. Casino. Casino expenses increased by US$64.3 million, or 3.8%, to US$1.74 billion for the six months ended June 30, 2014 from US$1.67 billion for the six months ended June 30, 2013 primarily due to additional gaming tax of US$28.7 million and other operating costs, such as payroll and promotional expenses of US$54.4 million, which increased as a result of increased gaming volume and associated increase in revenues, partially offset by decrease in commission expenses of US$18.8 million as a result of the lower performance of rolling chip segment. 18 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, were US$6.1 million and US$6.0 million for the six months ended June 30, 2014 and 2013, respectively. The slight increase was primarily due to an increase in the operating costs as a result of increased occupancy, partially offset by a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses. Food, beverage and others. Food, beverage and others expenses were US$39.9 million and US$44.9 million for the six months ended June 30, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary foods, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in the operating costs which associated with increase in revenues. General and administrative. General and administrative expenses increased by US$22.2 million, or 18.9%, to US$140.1 million for the six months ended June 30, 2014 from US$117.8 million for the six months ended June 30, 2013, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations. Pre-opening costs. Pre-opening costs were US$28.6 million for the six months ended June 30, 2014 as compared to US$6.6 million for the six months ended June 30, 2013. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2014 and 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The increase was primarily due to the increase in payroll expenses for City of Dreams Manila driven by the increase in headcount. Development costs. Development costs were US$6.3 million for the six months ended June 30, 2014, which predominantly related to professional and consultancy fee for corporate business development. Development costs for the six months ended June 30, 2013 of US$20.0 million primarily related to fees and costs associated with the corporate reorganization of MCP by the Company as well as corporate business development. Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2014 and 2013. Amortization of land use rights. Amortization of land use rights expenses remained stable at US$32.2 million and US$32.0 million for the six months ended June 30, 2014 and 2013, respectively. Depreciation and amortization. Depreciation and amortization expenses were US$125.7 million and US$130.7 million for the six months ended June 30, 2014 and 2013, respectively. The decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the six months ended June 30, 2014. Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the six months ended June 30, 2014 were US$1.9 million. Property charges and others for the six months ended June 30, 2013 were US$3.7 million, which INTERIM REPORT 2014 Melco Crown Entertainment Limited 19

primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams. Gain on disposal of assets held for sale. Gain on disposal of assets held for sale of US$22.1 million for the six months ended June 30, 2014 related to the disposal of five units located at Golden Dragon Centre in Macau. Non-operating expenses, net Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange loss, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net. Interest income was US$7.7 million for the six months ended June 30, 2014, as compared to US$2.1 million for the six months ended June 30, 2013. The increase was primarily driven by the short-term deposits placed at banks to yield higher interest income during the six months ended June 30, 2014. Interest expenses were US$60.4 million (net of capitalized interest of US$37.1 million) for the six months ended June 30, 2014, compared to US$82.5 million (net of capitalized interest of US$11.0 million) for the six months ended June 30, 2013. The decrease in net interest expenses (net of interest capitalization) of US$22.1 million was primarily due to: (i) higher interest capitalization of US$26.1 million primarily associated with the Studio City construction and development projects; (ii) a lower interest charge of US$4.3 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds in March 2013; (iii) a lower interest charge of US$3.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility in late March 2013 both under 2011 Credit Facilities; (iv) lower interest charges of US$1.1 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; partially offset by (v) US$9.3 million higher interest expenses upon our issuance of Philippine Notes in January 2014 and (vi) US$5.8 million higher interest expenses on capital lease obligation relating to MCP’s building lease payments entered in March 2013. Other finance costs for the six months ended June 30, 2014 of US$23.9 million, included US$9.5 million of amortization of deferred financing costs and US$14.4 million of loan commitment and other finance fees. Other finance costs for the June 30, 2013 of US$20.8 million, included US$9.2 million of amortization of deferred financing costs and US$11.6 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2013 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013 and the Philippine Notes issued in January 2014, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment and other finance fees compared to the six months ended June 30, 2013 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013. There was no loss on extinguishment of debt or costs associated with debt modification for the six months ended June 30, 2014. Loss on extinguishment of debt for the six months ended June 30, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. 20 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS Costs associated with debt modification for the six months ended June 30, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Income tax (expense) credit Income tax expense for the six months ended June 30, 2014 was primarily attributable to the Macau Complementary Tax of US$2.6 million on gain on disposal of assets held for sale and a lump sum tax payable of US$1.4 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau, partially offset by deferred tax credit of US$1.9 million. The effective tax rate for the six months ended June 30, 2014 was 0.8%, as compared to a negative rate of 0.7% for the six months ended June 30, 2013. Such rates for the six months ended June 30, 2014 and 2013 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance, expenses for which no income tax benefit is receivable for the six months ended June 30, 2014 and 2013 and the effect of a tax holiday of US$60.7 million and US$58.4 million on the net income of our Macau gaming operations during the six months ended June 30, 2014 and 2013, respectively, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings. Featuring 16 restaurants and bars and daily live performances, SOHO at City of Dreams delivers innovative entertainment and amazing dining experiences in a cool urban environment INTERIM REPORT 2014 Melco Crown Entertainment Limited 21

Net loss attributable to noncontrolling interests Our net loss attributable to noncontrolling interests of US$30.9 million for the six months ended June 30, 2014, which compared to that of US$28.9 million for the six months ended June 30, 2013, was primarily due to the share of the Studio City expenses of US$17.9 million and MCP expenses of US$13.0 million, respectively, by the respective minority shareholders for the six months ended June 30, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of MCP’s pre-operating expenses and financing costs during the six months ended June 30, 2014, partially offset by the decrease in share of Studio City’s financing costs due to higher interest capitalization. Net income attributable to Melco Crown Entertainment As a result of the foregoing, we had net income of US$383.2 million for the six months ended June 30, 2014, compared to US$234.8 million for the six months ended June 30, 2013. ADJUSTED PROPERTY EBITDA AND ADJUSTED EBITDA Our Adjusted property EBITDA were US$701.1 million and US$645.7 million for the six months ended June 30, 2014 and 2013, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$50.3 million, US$631.6 million and US$19.9 million, respectively, for the six months ended June 30, 2014 and US$81.5 million, US$547.1 million and US$18.3 million, respectively, for the six months ended June 30, 2013. Our Adjusted EBITDA, were US$643.6 million and US$603.6 million for the six months ended June 30, 2014 and 2013, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of Macau’s trendsetting lifestyle entertainment and dining hotspot SOHO brings world-class culinary and cosmopolitan lifestyle to Macau 22 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS. However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this interim report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this interim report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance. RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED PROPERTY EBITDA TO NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT Six Months Ended June 30, 2014 2013 (in thousands of US$) Adjusted property EBITDA $ 701,142 $ 645,665 Corporate and Others expenses (57,555) (42,109) Adjusted EBITDA 643,587 603,556 Pre-opening costs (28,594) (6,646) Development costs (6,300) (19,985) Depreciation and amortization (186,526) (191,364) Share-based compensation (9,917) (5,140) Property charges and others (1,947) (3,697) Gain on disposal of assets held for sale 22,072 — Interest and other non-operating expenses, net (77,144) (172,206) Income tax (expense) credit (2,993) 1,356 Net income 352,238 205,874 Net loss attributable to noncontrolling interests 30,943 28,947 Net income attributable to Melco Crown Entertainment $ 383,181 $ 234,821 LIQUIDITY AND CAPITAL RESOURCES We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. As of June 30, 2014, we held cash and cash equivalents and restricted cash of approximately US$2,346.8 million and US$862.7 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown. INTERIM REPORT 2014 Melco Crown Entertainment Limited 23

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. On July 28, 2014, we successfully drew down the entire delayed draw term loan facility under our Studio City Project Facility, with the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila. On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.3 million. We received an indictment from the Taipei District Prosecutors Office in August 2014 against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with investigation related to this indictment. Therefore, we have presented the balance of such deposit account as restricted cash in our financial statements. Please refer to “— Other Financing and Liquidity Matters” below and note 22(b) of our unaudited condensed consolidated financial statements contained herein for more details. MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of City of Dreams Manila. The Studio City cash and cash equivalents is comprised of unspent proceeds from offering of the Studio City Notes as of June 30, 2014, which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms. We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, 24 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. CASH FLOWS The following table sets forth a summary of our cash flows for the periods indicated: Six Months Ended June 30, 2014 2013 (in thousands of US$) Net cash provided by operating activities $ 504,279 $ 519,709 Net cash provided by investing activities 400,838 61,596 Net cash provided by (used in) financing activities 56,561 (327,159) Effect of foreign exchange on cash and cash equivalents 3,329 (4,295) Net increase in cash and cash equivalents 965,007 249,851 Cash and cash equivalents at beginning of period 1,381,757 1,709,209 Cash and cash equivalents at end of period $ 2,346,764 $ 1,959,060 Operating activities Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis. The substantial expansion of City of Dreams’ luxury retail offering is anticipated to be operational in 2016 INTERIM REPORT 2014 Melco Crown Entertainment Limited 25

Melco Crown Entertainment’s “Back to School” high school diploma program is Macau’s first and only in-house high school diploma program for employees Net cash provided by operating activities was US$504.3 million for the six months ended June 30, 2014, compared to US$519.7 million for the six months ended June 30, 2013. The decrease in net cash provided by operating activities was mainly attributable to the increased working capital for the operations, partially offset by growth in underlying operating performance. Investing activities Net cash provided by investing activities was US$400.8 million for the six months ended June 30, 2014, compared to net cash provided by investing activities of US$61.6 million for the six months ended June 30, 2013, primarily due to a decrease in bank deposits with original maturity over three months of US$626.9 million, decrease in restricted cash of US$281.2 million and net proceeds from sale of assets held for sale of US$29.3 million, which were offset in part by capital expenditure payment of US$412.9 million, advance payments for construction costs of US$57.0 million, deposits for acquisition of property and equipment of US$42.4 million and the land use rights payment of US$23.2 million. The decrease of US$626.9 million in the amount of bank deposits with original maturity over three months was due to maturity of the deposits. The net decrease of US$281.2 million in the amount of restricted cash for the six months ended June 30, 2014 was primarily due to a decrease in Studio City restricted cash of US$281.3 million primarily due to withdrawal and payment of Studio City project costs of US$246.2 million and payment of Studio City Notes interest of US$35.1 million. Net proceeds of US$29.3 million was received from the sale of assets held for sale, which completed during the six months ended June 30, 2014 with a gain of US$22.1 million being recognized. 26 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS

Our total capital expenditure payments for the six months ended June 30, 2014 were US$412.9 million in comparison to US$167.2 million paid in the six months ended June 30, 2013. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$23.2 million for the scheduled installment of Studio City's land premium payments during the six months ended June 30, 2014, compared to US$22.1 million and US$8.3 million for the scheduled installment of Studio City's and City of Dream's land premium payments, respectively, during the six months ended June 30, 2013.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams in the future. See "— Other Financing and Liquidity Matters" below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,	
	2014	2013
	(in thousands of US$)	
Macau:		
Mocha Clubs	**$ 11,705**	$ 3,315
Altira Macau	**10,450**	3,574
City of Dreams	**110,622**	50,164
Studio City	**283,681**	111,029
Sub-total	**416,458**	168,082
The Philippines:		
City of Dreams Manila	**136,095**	306,622
Corporate and Others	**18,638**	441
Total capital expenditures	**$ 571,191**	$ 475,145

Our capital expenditures for the six months ended June 30, 2014 increased from that of the six months ended June 30, 2013 primarily due to the development of Studio City and various projects at City of Dreams, including the fifth hotel tower.

Advance payments for construction costs for the six months ended June 30, 2014 were US$57.0 million, compared to US$38.6 million for the six months ended June 30, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower.

Financing Activities

Net cash provided by financing activities amounted to US$56.6 million for the six months ended June 30, 2014, primarily due to the proceeds of the issuance of the Philippine Notes of US$336.8 million and net proceeds from the issuance of shares of MCP of US$122.5 million, which were offset in part by dividend payments of US$260.7 million, the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million and the payment of debt issuance cost associated with the Philippine Notes of US$7.2 million.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 27

Net cash used in financing activities amounted to US$327.2 million for the six months ended June 30, 2013, primarily due to (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, (ii) net proceeds from issuance of shares of MCP of US$339.0 million and (iii) the capital injection of US$56.0 million in April 2013 from SCI minority shareholder, in accordance with our shareholder agreement, partially offset by (iv) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million, (v) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million, (vi) the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, (vii) prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility, (viii) the payment of debt issuance cost associate with 2013 Senior Notes and Studio City Notes of US$17.1 million and US$6.6 million, respectively, and (ix) the purchase of MCE Shares of US$7.0 million under trust arrangement for further vesting of restricted Shares.

INDEBTEDNESS

The following table presents a summary of our indebtedness as of June 30, 2014:

		As of June 30, 2014 (in thousands of US$)
2013 Senior Notes	$	1,000,000
Studio City Notes		825,000
2011 Credit Facilities		545,524
Philippine Notes		342,622
Aircraft Term Loan		31,672
	$	2,744,818

Major changes in our indebtedness during and subsequent to the six months ended June 30, 2014 are summarized below:

On January 24, 2014, MCE Leisure Philippines issued its PHP 15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

On July 28, 2014, we successfully drew down the entire delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under our Studio City Project Facility, with the revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million) under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may

28 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase. For further details of the above indebtedness, please refer to note 12 to the consolidated financial statements included in our 2013 annual report published on April 15, 2014 and note 9 of our unaudited condensed consolidated financial statements contained herein, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. OTHER FINANCING AND LIQUIDITY MATTERS We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau and Philippines properties, in particular, Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be. The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. We have increased the construction budget for the first phase of Studio City from approximately US$2.0 billion to approximately US$2.3 billion. MCE and SCI minority shareholder have made available additional equity on a pro rata basis to partially fund such budget increase. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions. As of June 30, 2014, we had incurred expenditure for construction in progress of approximately US$862.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI. INTERIM REPORT 2014 Melco Crown Entertainment Limited 29

For the purpose of financing the first phase of Studio City, we successfully offered the US$825.0 million Studio City Notes and drew down the delayed draw term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this interim report, MCE and SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility. Our investment in the City of Dreams Manila project up to the time of opening is estimated to be approximately US$832.0 million (or approximately PHP37.0 billion based on the exchange rate of US$1.00 to PHP44.5), consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. In 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds. In 2014, MCP completed the issuance of the Philippine Notes in January 2014 and the 2014 Top-up Placement on the Philippine Stock Exchange raising approximately US$122.3 million net proceeds in June 2014. The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and the development was commenced in 2013, targeting to open in the first half of 2017. The development of City of Dreams Manila, the fifth hotel tower at City of Dreams and next phase of Studio City may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook of future business. As of June 30, 2014, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila totaling US$1,346.5 million including advance payments for construction costs of US$159.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 17 to the unaudited condensed consolidated financial statements included in the interim report. As of June 30, 2014 and December 31, 2013, our gearing ratios (total indebtedness divided by total assets) were 29.6% and 28.7%, respectively. Our gearing ratio increased as of June 30, 2014, primarily as a result of increased indebtedness from the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under 2011 Credit Facilities. We received an indictment from the Taipei District Prosecutors Office in August 2014 against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, 30 Melco Crown Entertainment Limited INTERIM REPORT 2014

MANAGEMENT DISCUSSION AND ANALYSIS

the same Prosecutors Office froze one of our Taiwan branch office's deposit accounts in connection with investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as restricted cash in our financial statements. We will vigorously defend any indictment brought against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this report, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the fund if there is any development in the case. We will account for the fund and provide relevant disclosure as and when appropriate as this case develops.

Melco Crown Macau and Studio City Company Limited has a corporate rating of "BB" and "BB-" by Standard & Poor's, respectively, and MCE Finance and Studio City Finance has a corporate rating of "Ba3" and "B2" by Moody's Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

HUMAN RESOURCES

We had 14,925 and 11,958 employees as of June 30, 2014 and December 31, 2013, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of June 30, 2014 and December 31, 2013. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of June 30, 2014		As of December 31, 2013	
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	798	5.3%	618	5.2%
Altira Macau	2,225	14.9%	2,264	18.9%
City of Dreams	8,671	58.1%	8,292	69.3%
City of Dreams Manila	2,480	16.7%	136	1.1%
Corporate and centralized services[1]	751	5.0%	648	5.5%
Total	14,925	100.0%	11,958	100.0%

Note:
(1) Includes staff for Studio City

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 31

OTHER INFORMATION CORPORATE GOVERNANCE PRACTICES Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures, and has adopted our own corporate governance principles, policies and guidelines (collectively, the “Company’s Code”) to deliver these commitments and to enhance our corporate governance practices and procedures. The Company’s Code has been amended to address fully the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2014, except for the following provisions: Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer and that such arrangement be subject to review by the Board from time to time. Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for a specific term, subject to re-election. Our Company has not adopted this provision in that all non-executive Directors are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for this arrangement is that our Company does not consider that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders, and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to decide on the continuation of non-executive Directors’ offices. 32 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION The Company has established the following Board committees to enable it to maintain a high corporate governance standard: • Audit Committee • Compensation Committee • Nominating and Corporate Governance Committee Other details of the roles and functions of these Board committees are stated in the charters of the respective Board committees, which can be found on the Company’s website and the Hong Kong Stock Exchange’s website. BOARD OF DIRECTORS The Board comprises ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors: Name Position Lawrence Yau Lung Ho Co-Chairman, Chief Executive Officer and executive Director James Douglas Packer Co-Chairman and non-executive Director John Peter Ben Wang Non-executive Director Clarence Yuk Man Chung Non-executive Director William Todd Nisbet Non-executive Director Rowen Bruce Craigie Non-executive Director James Andrew Charles MacKenzie Independent non-executive Director Thomas Jefferson Wu Independent non-executive Director Alec Yiu Wa Tsui Independent non-executive Director Robert Wason Mactier Independent non-executive Director INTERIM REPORT 2014 Melco Crown Entertainment Limited 33

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name	Changes in information
Lawrence Yau Lung Ho	Mr. Ho's annual salary was increased from US$2 million to US$2.5 million effective from April 1, 2014.
Clarence Yuk Man Chung	Mr. Chung was appointed as a member of the supervisory committee of MCP on March 13, 2014. Mr. Chung was also appointed as the trustee and president of Melco Crown Philippines Foundation Corporation on February 19, 2014 and April 1, 2014 respectively.
William Todd Nisbet	Mr. Nisbet was appointed as a member of the supervisory committee of MCP on March 13, 2014. Mr. Nisbet was appointed as the trustee and treasurer of Melco Crown Philippines Foundation Corporation on February 19, 2014 and April 1, 2014 respectively. Mr. Nisbet was appointed as a director of Melco Crown (Japan) Company Limited and Melco Crown (Japan) Resorts Corporation, which are the subsidiaries of MCE, on July 3, 2014 and August 4, 2014 respectively.
James Andrew Charles MacKenzie	Mr. MacKenzie retired as a director and co-vice chairman of Yancoal Australia Limited on April 11, 2014. Mr. MacKenzie was appointed as a member of the supervisory committee and the compensation committee of MCP on March 13, 2014 and May 19, 2014 respectively.
Thomas Jefferson Wu	Mr. Wu ceased as a council member of Hong Kong Baptist University on April 17, 2014. Mr. Wu ceased as the member of the board of directors and was appointed as the vice patron of The Community Chest of Hong Kong on June 16, 2014.
Alec Yiu Wa Tsui	Mr. Tsui was appointed as a member of the supervisory committee of MCP on March 13, 2014. Mr. Tsui is an independent non-executive director of Kangda International Environmental Company Limited since October 2013 which was subsequently listed on the Hong Kong Stock Exchange on July 4, 2014.

Save as disclosed above, as at the date of this report, there were no other changes to the Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

34 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at June 30, 2014, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Hong Kong Stock Exchange were as follows:

1. DIRECTORS' LONG POSITION IN THE SHARES OF OUR COMPANY

(a) Directors' long position in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at June 30, 2014	Approximate percentage of shareholding as at June 30, 2014[7]
Lawrence Yau Lung Ho[1]	Melco Melco Leisure[2]	Interest of controlled corporation	1,118,458,086	67.109%
	–	Personal interest	3,923,006	0.235%
James Douglas Packer[3]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5]	Interest of controlled corporation	1,118,458,086	67.109%
John Peter Ben Wang	–	Personal interest	131,299	0.008%
Clarence Yuk Man Chung	–	Personal interest	158,407	0.010%
William Todd Nisbet[6]	–	Founder of a discretionary trust	45,000	0.003%
	–	Personal interest	4,836	0.0003%
Rowen Bruce Craigie	–	Personal interest	20,636	0.001%
James Andrew Charles MacKenzie	–	Personal interest	29,732	0.002%
Thomas Jefferson Wu	–	Personal interest	370,010	0.022%
Alec Yiu Wa Tsui	–	Personal interest	115,499	0.007%
Robert Wason Mactier	–	Personal interest	66,122	0.004%

INTERIM REPORT 2014 Melco Crown Entertainment Limited 35

Notes: (1) As at June 30, 2014, Mr. Lawrence Yau Lung Ho personally held 25,299,132 shares of Melco, representing approximately 1.62% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 25,727,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.39%, 18.47%, 1.65% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.14% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. (2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares. (3) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested. Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares. (4) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares. (5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares. (6) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares. (7) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at June 30, 2014. 36 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at June 30, 2014[1]	Approximate percentage of shareholding as at June 30, 2014[2]
Lawrence Yau Lung Ho	Company	6,617,791	0.397%
James Douglas Packer	Company	9,609	0.0006%
John Peter Ben Wang	Company	222,978	0.013%
Clarence Yuk Man Chung	Company	236,532	0.014%
William Todd Nisbet	Company	19,278	0.001%
Rowen Bruce Craigie	Company	19,278	0.001%
James Andrew Charles MacKenzie	Company	28,314	0.002%
Thomas Jefferson Wu	Company	28,314	0.002%
Alec Yiu Wa Tsui	Company	28,314	0.002%
Robert Wason Mactier	Company	282,825	0.017%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at June 30, 2014.

2. DIRECTORS' INTERESTS IN OTHER MEMBERS OF OUR GROUP

(a) Directors' long position in the shares of associated corporations of our Company

Name of Director	Name of corporation	Number of shares as at June 30, 2014	Approximate percentage of shareholding of associated corporations of our Company as at June 30, 2014
Lawrence Yau Lung Ho	Melco Crown Macau	1,000,000	10%[1]
Alec Yiu Wa Tsui	MCP	100	0.000002%[2]
James Andrew Charles MacKenzie	MCP	100	0.000002%[2]

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Macau.

(2) The percentage is calculated on the basis of 4,911,480,300 shares of MCP in issue as at June 30, 2014.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 37

(b) **Directors' long position in the underlying shares of associated corporation of our Company**

Name of Director	Name of corporation	Total number of MCP Shares subject to the MCP share options and restricted MCP Shares granted by MCP as at June 30, 2014[1]	Approximate percentage of shareholding of MCP as at June 30, 2014[2]
Lawrence Yau Lung Ho	MCP	23,410,914	0.477%
James Douglas Packer	MCP	23,410,914	0.477%
Clarence Yuk Man Chung	MCP	16,281,198	0.331%
William Todd Nisbet	MCP	12,109,810	0.247%
Alec Yiu Wa Tsui	MCP	3,330,717	0.068%
James Andrew Charles MacKenzie	MCP	3,330,717	0.068%

Notes:

(1) These are restricted MCP Shares and MCP share options granted under the MCP Share Incentive Plan.

(2) The percentages are calculated on the basis of 4,911,480,300 shares of MCP in issue as at June 30, 2014.

38 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF OUR COMPANY As at June 30, 2014, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below: Approximate Number of percentage of Shares shareholding Capacity/ as at as at Name nature of interest June 30, 2014 June 30, 2014(10) Lawrence Yau Lung Ho(1) Beneficial owner and 1,128,998,883 67.741% interest of controlled corporation Sharen Sau Yan Lo(2) Interest of spouse 1,128,998,883 67.741% Melco Leisure(3) Beneficial owner and 1,118,458,086 67.109% deemed interest Melco(4) Interest of controlled 1,118,458,086 67.109% corporation James Douglas Packer(5) Beneficial owner and 1,118,467,695 67.109% interest of controlled corporation Erica Louise Packer(6) Interest of spouse 1,118,467,695 67.109% Crown Asia Investments(7) Beneficial owner and 1,118,458,086 67.109% deemed interest Crown Entertainment Interest of controlled 1,118,458,086 67.109% Group Holdings(8) corporation Crown(9) Interest of controlled 1,118,458,086 67.109% corporation INTERIM REPORT 2014 Melco Crown Entertainment Limited 39

Notes: (1) As at June 30, 2014, Mr. Lawrence Yau Lung Ho personally held 25,299,132 shares of Melco, representing approximately 1.62% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 25,727,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.39%, 18.47%, 1.65% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.14% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,540,797 Shares, of which 6,617,791 Shares are subject to the share options and restricted Shares granted as at June 30, 2014. (2) Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau Lung Ho, under the SFO. (3) Melco Leisure is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new Shareholders’ deed, which became effective in December 2007 (the “New Shareholders’ Deed”), entered into between Melco and Crown. (4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in as referred to in Note (3) above. (5) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings, and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested. Mr. James Douglas Packer is also interested in 9,609 restricted shares granted as at June 30, 2014. (6) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas Packer, under the SFO. (7) Crown Asia Investments is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed. (8) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested as referred to in Note (7) above. (9) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in Note (7) above. (10) The percentages are calculated on the basis of 1,666,633,448 Shares in issue as at June 30, 2014. 40 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION 2006 SHARE INCENTIVE PLAN AND 2011 SHARE INCENTIVE PLAN Please refer to Appendix I to the 2013 annual report of our Company published on April 15, 2014 for details of the terms of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of June 30, 2014 is presented below: Exercise price/ Number of grant date unvested share fair value options/ per ADS (US$) restricted Shares Vesting period Share Options(1) 2010 Long Term Incentive Plan 3.98 150,000 4 years 2012 Long Term Incentive Plan 14.09 587,562 3 years 2013 Long Term Incentive Plan 25.26 896,994 3 to 4 years 2014 Long Term Incentive Plan 38.94 1,280,313 3 years 2,914,869 Restricted Shares(1) 2010 Long Term Incentive Plan 3.75 75,000 4 years 2012 Long Term Incentive Plan 13.28 361,590 3 years 2013 Long Term Incentive Plan 24.82 532,482 3 to 4 years 2014 Long Term Incentive Plan 37.46 726,659 3 years 1,695,731 Note: (1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan. INTERIM REPORT 2014 Melco Crown Entertainment Limited 41

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2014 are as follows:

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2014
Directors:										
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	–	–	–	–	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	–	–	–	–	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	–	–	–	–	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	158,133	–	–	–	–	158,133
	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	120,870	–	–	–	–	120,870
	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27	120,870	–	–	–	–	120,870
	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27	120,870	–	–	–	–	120,870
	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	–	320,343	–	–	–	320,343
Sub-total:					5,937,339	320,343	–	–	–	6,257,682

42 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2014
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	194,664
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	194,664

INTERIM REPORT 2014 Melco Crown Entertainment Limited 43

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2014
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	254,511
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	(5,982)	–	–	–
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	(11,967)	–	–	–
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	(17,952)	–	–	–
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	(23,946)	–	–	–
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	(14,157)	–	–	–
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	(34,509)	–	–	–
Sub-total:					254,511	–	(254,511)	–	–	–
Sub-total:					6,835,689	320,343	(254,511)	–	–	6,901,521

44 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2014
Employees	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,391	–	–	–	–	5,391
Employees	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,970	–	–	–	–	11,970
Employees	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,955	–	–	–	–	17,955
Employees	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,940	–	–	–	–	23,940
Employees	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	4,662	–	–	–	–	4,662
Employees	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	4,662	–	–	–	–	4,662
Employees	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	4,662	–	–	–	–	4,662
Employees	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	4,671	–	–	–	–	4,671
Employees	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	1,386,570	–	(34,212)	–	–	1,352,358
Employees	November 25, 2008	November 25, 2011 to November 24, 2018	1.01	1.01	1,736,727	–	(67,374)	–	(2,163)	1,667,190
Employees	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	197,367	–	–	–	–	197,367
Employees	January 20, 2009	January 20, 2011 to January 19, 2019	1.01	1.01	197,367	–	–	–	–	197,367
Employees	January 20, 2009	January 20, 2012 to January 19, 2019	1.01	1.01	197,367	–	–	–	–	197,367
Employees	January 20, 2009	January 20, 2013 to January 19, 2019	1.01	1.01	197,373	–	–	–	–	197,373
Employees	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	58,347	–	(2,991)	–	–	55,356
Employees	November 25, 2009	November 25, 2011 to September 9, 2017	1.43	1.43	62,337	–	(6,981)	–	–	55,356
Employees	November 25, 2009	November 25, 2012 to September 9, 2017	1.43	1.43	72,309	–	(16,953)	–	–	55,356
Employees	November 25, 2009	November 25, 2013 to September 9, 2017	1.43	1.43	139,737	–	(31,935)	–	–	107,802
Employees	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	55,080	–	–	–	–	55,080
Employees	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	56,328	–	(1,248)	–	–	55,080
Employees	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	71,400	–	(16,320)	–	–	55,080
Employees	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	120,270	–	(21,450)	–	–	98,820
Employees	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	35,100	–	–	–	–	35,100
Employees	November 25, 2009	November 25, 2011 to April 10, 2018	1.43	1.43	35,100	–	–	–	–	35,100
Employees	November 25, 2009	November 25, 2012 to April 10, 2018	1.43	1.43	35,100	–	–	–	–	35,100
Employees	November 25, 2009	November 25, 2013 to April 10, 2018	1.43	1.43	35,100	–	–	–	–	35,100
Employees	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	44,331	–	(3,000)	–	–	41,331
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	90,498	–	–	–	–	90,498
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	86,511	–	(24,465)	–	–	62,046
Employees	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	150,000	–	–	–	–	150,000
Employees	August 16, 2010	August 16, 2014 to August 15, 2020	1.33	1.25	150,000	–	–	–	–	150,000
Employees	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	699,573	–	(17,139)	–	–	682,434

INTERIM REPORT 2014 Melco Crown Entertainment Limited 45

46 Melco Crown Entertainment Limited INTERIM REPORT 2014

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2014	Granted during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2014
Employees	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	808,095	–	(79,797)	–	–	728,298
Employees	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	982,833	–	(107,760)	–	–	875,073
Employees	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	364,776	–	(15,597)	–	–	349,179
Employees	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	442,335	–	(34,344)	–	–	407,991
Employees	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	442,380	–	–	(12,951)	–	429,429
Employees	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	315,531	–	(10,368)	(6,990)	–	298,173
Employees	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27	315,531	–	–	(6,990)	–	308,541
Employees	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27	315,567	–	–	(6,984)	–	308,583
Employees	May 10, 2013	November 12, 2014 to May 9, 2023	8.42	8.27	18,603	–	–	–	–	18,603
Employees	May 10, 2013	November 12, 2016 to May 9, 2023	8.42	8.27	18,603	–	–	–	–	18,603
Employees	March 28, 2014	March 28, 2016 to March 27, 2024	12.98	12.49[4]	–	14,415	–	–	–	14,415
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	–	7,209	–	–	–	7,209
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49[4]	–	944,733	–	(6,387)	–	938,346
Sub-total:					10,012,059	966,357	(491,934)	(40,302)	(2,163)	10,444,017
Total					**16,847,748**	**1,286,700**	**(746,445)**	**(40,302)**	**(2,163)**	**17,345,538**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3) In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before the dates on which the options were exercised was US$11.63.

(4) Share price on the day before of the grant of share option is US$12.04.

OTHER INFORMATION

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2014 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as of January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2014
Directors:									
Lawrence Yau Lung Ho	March 23, 2011	March 23, 2014	2.52	241,137	–	–	(241,137)	–	–
	March 29, 2012	March 29, 2014	4.43	79,065	–	–	(79,065)	–	–
	March 29, 2012	March 29, 2015	4.43	79,068	–	–	–	–	79,068
	May 10, 2013	May 10, 2014	8.27	60,435	–	–	(60,435)	–	–
	May 10, 2013	May 10, 2015	8.27	60,435	–	–	–	–	60,435
	May 10, 2013	May 10, 2016	8.27	60,435	–	–	–	–	60,435
	March 28, 2014	March 28, 2017	12.49	–	160,171	–	–	–	160,171
Sub-total:				580,575	160,171	–	(380,637)	–	360,109
James Douglas Packer	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				–	9,609	–	–	–	9,609

INTERIM REPORT 2014 Melco Crown Entertainment Limited 47

OTHER INFORMATION Number of restricted Shares Share price at date of grant of restricted Outstanding Granted Reclassified Vested Cancelled Outstanding Shares as of during during during during as of Name or category of participants Date of grant of restricted Shares(1) Vesting date US$ January 1, 2014 the period the period the period the period June 30, 2014 Clarence Yuk Man Chung March 23, 2011 March 23, 2014 2.52 15,858 — — (15,858) — — March 29, 2012 March 29, 2014 4.43 22,590 — — (22,590) — — March 29, 2012 March 29, 2015 4.43 22,590 — — — — 22,590 May 10, 2013 May 10, 2014 8.27 4,836 — — (4,836) — — May 10, 2013 May 10, 2015 8.27 4,836 — — — — 4,836 May 10, 2013 May 10, 2016 8.27 4,833 — — — — 4,833 March 28, 2014 March 28, 2015 12.49 — 3,201 — — — 3,201 March 28, 2014 March 28, 2016 12.49 — 3,204 — — — 3,204 March 28, 2014 March 28, 2017 12.49 — 3,204 — — — 3,204 Sub-total: 75,543 9,609 — (43,284) — 41,868 John Peter Ben Wang March 23, 2011 March 23, 2014 2.52 15,858 — — (15,858) — — March 29, 2012 March 29, 2014 4.43 9,036 — — (9,036) — — March 29, 2012 March 29, 2015 4.43 9,036 — — — — 9,036 May 10, 2013 May 10, 2014 8.27 4,836 — — (4,836) — — May 10, 2013 May 10, 2015 8.27 4,836 — — — — 4,836 May 10, 2013 May 10, 2016 8.27 4,833 — — — — 4,833 March 28, 2014 March 28, 2015 12.49 — 3,201 — — — 3,201 March 28, 2014 March 28, 2016 12.49 — 3,204 — — — 3,204 March 28, 2014 March 28, 2017 12.49 — 3,204 — — — 3,204 Sub-total: 48,435 9,609 — (29,730) — 28,314 48 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2014
William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				14,505	9,609	–	(4,836)	–	19,278
Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				14,505	9,609	–	(4,836)	–	19,278

INTERIM REPORT 2014 Melco Crown Entertainment Limited 49

Name or category of participants	Date of grant of restricted Shares(1)	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2014
Robert Wason Mactier	March 23, 2011	March 23, 2014	2.52	15,858	–	–	(15,858)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				48,435	9,609	–	(29,730)	–	28,314
Alec Yiu Wa Tsui	March 23, 2011	March 23, 2014	2.52	15,858	–	–	(15,858)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				48,435	9,609	–	(29,730)	–	28,314

50 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2014
Thomas Jefferson Wu	March 23, 2011	March 23, 2014	2.52	15,858	–	–	(15,858)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				48,435	9,609	–	(29,730)	–	28,314
James Andrew Charles MacKenzie	March 23, 2011	March 23, 2014	2.52	15,858	–	–	(15,858)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	–	–	(4,836)	–	–
	May 10, 2013	May 10, 2015	8.27	4,836	–	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	–	–	–	–	4,833
	March 28, 2014	March 28, 2015	12.49	–	3,201	–	–	–	3,201
	March 28, 2014	March 28, 2016	12.49	–	3,204	–	–	–	3,204
	March 28, 2014	March 28, 2017	12.49	–	3,204	–	–	–	3,204
Sub-total:				48,435	9,609	–	(29,730)	–	28,314
Sub-total:				927,303	246,652	–	(582,243)	–	591,712

INTERIM REPORT 2014 Melco Crown Entertainment Limited 51

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares					
				Outstanding as of January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2014
Employees	August 16, 2010	August 16, 2014	1.25	75,000	–	–	–	–	75,000
Employees	March 23, 2011	March 23, 2014	2.52	491,385	–	–	(491,385)	–	–
Employees	March 29, 2012	March 29, 2014	4.43	218,436	–	2,727	(221,163)	–	–
Employees	March 29, 2012	March 29, 2015	4.43	223,956	–	(2,727)	–	(6,477)	214,752
Employees	May 10, 2013	May 10, 2014	8.27	157,761	–	–	(153,807)	(3,492)	462
Employees	May 10, 2013	May 10, 2015	8.27	157,761	–	–	–	(3,492)	154,269
Employees	May 10, 2013	May 10, 2016	8.27	157,773	–	–	–	(3,498)	154,275
Employees	May 10, 2013	November 12, 2014	8.27	12,627	–	–	–	–	12,627
Employees	May 10, 2013	November 12, 2016	8.27	12,627	–	–	–	–	12,627
Employees	March 28, 2014	March 28, 2016	12.49	–	7,206	–	–	–	7,206
Employees	March 28, 2014	March 28, 2017	12.49	–	475,997	–	–	(3,196)	472,801
Sub-total:				1,507,326	483,203	–	(866,355)	(20,155)	1,104,019
Total				**2,434,629**	**729,855**	**–**	**(1,448,598)**	**(20,155)**	**1,695,731**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

52 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION MCP SHARE INCENTIVE PLAN Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP, also operates the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s stockholders. Please refer to Appendix II to the 2013 annual report of our Company published on April 15, 2014 for details of the terms of the MCP Share Incentive Plan. A summary of the outstanding awards granted under the MCP Share Incentive Plan as of June 30, 2014 is presented below: Number of Exercise price/ unvested MCP grant date fair share options/ value per MCP restricted MCP Share (PHP) Shares Vesting period MCP Share Options 2013 Long Term Incentive Plan 8.30 115,884,032 Within 3 years 2014 Long Term Incentive Plan 8.30 1,560,728 Within 4 years 2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years 2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years 2014 Long Term Incentive Plan 8.30 1,040,485 Within 4 years 2014 Long Term Incentive Plan 13.26 4,861,003 3 years 125,427,218 Restricted MCP Shares 2013 Long Term Incentive Plan 8.30 57,942,015 Within 3 years 2014 Long Term Incentive Plan 13.48 780,362 Within 4 years 2014 Long Term Incentive Plan 13.00 520,243 Within 4 years 2014 Long Term Incentive Plan 12.76 520,243 Within 4 years 2014 Long Term Incentive Plan 12.96 520,243 Within 4 years 2014 Long Term Incentive Plan 13.00 4,738,684 3 years 65,021,790 INTERIM REPORT 2014 Melco Crown Entertainment Limited 53

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the six months ended June 30, 2014 are as follows:

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2014
MCE Directors:										
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	5,202,425	–	–	–	–	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	–	–	–	–	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	–	–	–	–	5,202,426
Sub-total:					15,607,276	–	–	–	–	15,607,276
James Douglas Packer	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	5,202,425	–	–	–	–	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	–	–	–	–	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	–	–	–	–	5,202,426
Sub-total:					15,607,276	–	–	–	–	15,607,276
Sub-total:					31,214,552	–	–	–	–	31,214,552

54 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2014
MCE and MCP Directors:										
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	3,468,284	–	–	–	–	3,468,284
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	3,468,284	–	–	–	–	3,468,284
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	3,468,283	–	–	–	–	3,468,283
Sub-total:					10,404,851	–	–	–	–	10,404,851
William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	2,601,213	–	–	–	–	2,601,213
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	2,601,213	–	–	–	–	2,601,213
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	2,601,212	–	–	–	–	2,601,212
Sub-total:					7,803,638	–	–	–	–	7,803,638
Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
Sub-total:					1,950,909	–	–	–	–	1,950,909

INTERIM REPORT 2014 Melco Crown Entertainment Limited 55

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2014
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	650,303	–	–	–	–	650,303
Sub-total:					1,950,909	–	–	–	–	1,950,909
Sub-total:					22,110,307	–	–	–	–	22,110,307
Sub-total:					53,324,859	–	–	–	–	53,324,859
Employees	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	19,379,030	–	–	(86,707)	–	19,292,323
Employees	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	19,379,030	–	–	(86,707)	–	19,292,323
Employees	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	19,379,049	–	–	(86,707)	–	19,292,342
Employees	February 17, 2014	April 29, 2015 to February 16, 2024	8.30	13.48[3]	–	520,242	–	–	–	520,242
Employees	February 17, 2014	April 29, 2016 to February 16, 2024	8.30	13.48[3]	–	520,243	–	–	–	520,243
Employees	February 17, 2014	April 29, 2017 to February 16, 2024	8.30	13.48[3]	–	520,243	–	–	–	520,243
Employees	February 28, 2014	April 29, 2015 to February 27, 2024	8.30	13.00[4]	–	346,828	–	–	–	346,828
Employees	February 28, 2014	April 29, 2016 to February 27, 2024	8.30	13.00[4]	–	346,828	–	–	–	346,828
Employees	February 28, 2014	April 29, 2017 to February 27, 2024	8.30	13.00[4]	–	346,829	–	–	–	346,829
Employees	March 27, 2014	April 29, 2015 to March 26, 2024	8.30	12.76[5]	–	346,828	–	–	–	346,828
Employees	March 27, 2014	April 29, 2016 to March 26, 2024	8.30	12.76[5]	–	346,828	–	–	–	346,828
Employees	March 27, 2014	April 29, 2017 to March 26, 2024	8.30	12.76[5]	–	346,829	–	–	–	346,829
Employees	May 30, 2014	May 30, 2015 to May 29, 2024	13.26	13.00[6]	–	1,579,610	–	–	–	1,579,610
Employees	May 30, 2014	May 30, 2016 to May 29, 2024	13.26	13.00[6]	–	1,579,610	–	–	–	1,579,610
Employees	May 30, 2014	May 30, 2017 to May 29, 2024	13.26	13.00[6]	–	1,579,635	–	–	–	1,579,635
Sub-total:					58,137,109	8,380,553	–	(260,121)	–	66,257,541

56 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of MCP share options	Exercisable period[1]	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Number of MCP share options: Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2014
Others[2]	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.30	8.30	1,560,728	–	–	–	–	1,560,728
Others[2]	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	1,560,728	–	–	–	–	1,560,728
Others[2]	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	1,560,729	–	–	–	–	1,560,729
Others[2]	March 28, 2014	April 29, 2015 to March 27, 2024	8.30	12.96[7]	–	346,828	–	–	–	346,828
Others[2]	March 28, 2014	April 29, 2016 to March 27, 2024	8.30	12.96[7]	–	346,828	–	–	–	346,828
Others[2]	March 28, 2014	April 29, 2017 to March 27, 2024	8.30	12.96[7]	–	346,829	–	–	–	346,829
Others[2]	May 30, 2014	May 30, 2015 to May 29, 2024	13.26	13.00[6]	–	40,716	–	–	–	40,716
Others[2]	May 30, 2014	May 30, 2016 to May 29, 2024	13.26	13.00[6]	–	40,716	–	–	–	40,716
Others[2]	May 30, 2014	May 30, 2017 to May 29, 2024	13.26	13.00[6]	–	40,716	–	–	–	40,716
Sub-total:					4,682,185	1,162,633	–	–	–	5,844,818
Total					116,144,153	9,543,186	–	(260,121)	–	125,427,218

Notes:

(1) The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.

(2) The category "Others" represents non-employees of our Group.

(3) Share price on the day before of the grant of MCP share option on February 14, 2014 is PHP13.60.

(4) Share price on the day before of the grant of MCP share option on February 27, 2014 is PHP12.70.

(5) Share price on the day before of the grant of MCP share option on March 26, 2014 is PHP12.74.

(6) Share price on the day before of the grant of MCP share option on May 29, 2014 is PHP12.98.

(7) Share price on the day before of the grant of MCP share option on March 27, 2014 is PHP12.76.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 57

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the six months ended June 30, 2014 are as follows: Number of restricted MCP Shares Share price at date of grant of Outstanding Outstanding restricted as at Granted Vested Cancelled as at Date of grant of MCP Shares January 1, during during during June 30, Name or category of participants restricted MCP Shares Vesting date PHP 2014 the period the period the period 2014 MCE Directors: Lawrence Yau Lung Ho June 28, 2013 30 days after the opening of City of Dreams Manila 8.30 2,601,213 — — — 2,601,213 June 28, 2013 April 29, 2015 8.30 2,601,213 — — — 2,601,213 June 28, 2013 April 29, 2016 8.30 2,601,212 — — — 2,601,212 Sub-total: 7,803,638 — — — 7,803,638 James Douglas Packer June 28, 2013 30 days after the opening of City of Dreams Manila 8.30 2,601,213 — — — 2,601,213 June 28, 2013 April 29, 2015 8.30 2,601,213 — — — 2,601,213 June 28, 2013 April 29, 2016 8.30 2,601,212 — — — 2,601,212 Sub-total: 7,803,638 — — — 7,803,638 Sub-total: 15,607,276 — — — 15,607,276 58 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2014
MCE and MCP Directors:								
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	1,734,142	–	–	–	1,734,142
	June 28, 2013	April 29, 2015	8.30	1,734,142	–	–	–	1,734,142
	June 28, 2013	April 29, 2016	8.30	1,734,141	–	–	–	1,734,141
	May 30, 2014	May 30, 2015	13.00	–	224,640	–	–	224,640
	May 30, 2014	May 30, 2016	13.00	–	224,640	–	–	224,640
	May 30, 2014	May 30, 2017	13.00	–	224,642	–	–	224,642
Sub-total:				5,202,425	673,922	–	–	5,876,347
William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	1,300,606	–	–	–	1,300,606
	June 28, 2013	April 29, 2015	8.30	1,300,606	–	–	–	1,300,606
	June 28, 2013	April 29, 2016	8.30	1,300,607	–	–	–	1,300,607
	May 30, 2014	May 30, 2015	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2016	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2017	13.00	–	134,785	–	–	134,785
Sub-total:				3,901,819	404,353	–	–	4,306,172
Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	–	–	–	325,151
	May 30, 2014	May 30, 2015	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2016	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2017	13.00	–	134,785	–	–	134,785
Sub-total:				975,455	404,353	–	–	1,379,808

INTERIM REPORT 2014 Melco Crown Entertainment Limited 59

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2014
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	–	–	–	325,151
	May 30, 2014	May 30, 2015	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2016	13.00	–	134,784	–	–	134,784
	May 30, 2014	May 30, 2017	13.00	–	134,785	–	–	134,785
Sub-total:				975,455	404,353	–	–	1,379,808
Sub-total:				11,055,154	1,886,981	–	–	12,942,135
MCP Directors:								
MCP Directors	May 30, 2014	May 30, 2015	13.00	–	140,400	–	–	140,400
	May 30, 2014	May 30, 2016	13.00	–	140,400	–	–	140,400
	May 30, 2014	May 30, 2017	13.00	–	140,400	–	–	140,400
Sub-total:				–	421,200	–	–	421,200
Sub-total:				26,662,430	2,308,181	–	–	28,970,611

60 Melco Crown Entertainment Limited INTERIM REPORT 2014

OTHER INFORMATION

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Number of restricted MCP Shares: Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2014
Employees	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	9,689,521	–	–	(43,354)	9,646,167
Employees	June 28, 2013	April 29, 2015	8.30	9,689,521	–	–	(43,354)	9,646,167
Employees	June 28, 2013	April 29, 2016	8.30	9,689,513	–	–	(43,353)	9,646,160
Employees	February 17, 2014	April 29, 2015	13.48	–	260,120	–	–	260,120
Employees	February 17, 2014	April 29, 2016	13.48	–	260,121	–	–	260,121
Employees	February 17, 2014	April 29, 2017	13.48	–	260,121	–	–	260,121
Employees	February 28, 2014	April 29, 2015	13.00	–	173,414	–	–	173,414
Employees	February 28, 2014	April 29, 2016	13.00	–	173,414	–	–	173,414
Employees	February 28, 2014	April 29, 2017	13.00	–	173,415	–	–	173,415
Employees	March 27, 2014	April 29, 2015	12.76	–	173,414	–	–	173,414
Employees	March 27, 2014	April 29, 2016	12.76	–	173,414	–	–	173,414
Employees	March 27, 2014	April 29, 2017	12.76	–	173,415	–	–	173,415
Employees	May 30, 2014	May 30, 2015	13.00	–	789,800	–	–	789,800
Employees	May 30, 2014	May 30, 2016	13.00	–	789,800	–	–	789,800
Employees	May 30, 2014	May 30, 2017	13.00	–	789,829	–	–	789,829
Sub-total:				29,068,555	4,190,277	–	(130,061)	33,128,771
Others[1]	June 28, 2013	30 days after the opening of City of Dreams Manila	8.30	780,363	–	–	–	780,363
Others[1]	June 28, 2013	April 29, 2015	8.30	780,363	–	–	–	780,363
Others[1]	June 28, 2013	April 29, 2016	8.30	780,365	–	–	–	780,365
Others[1]	March 28, 2014	April 29, 2015	12.96	–	173,414	–	–	173,414
Others[1]	March 28, 2014	April 29, 2016	12.96	–	173,414	–	–	173,414
Others[1]	March 28, 2014	April 29, 2017	12.96	–	173,415	–	–	173,415
Others[1]	May 30, 2014	May 30, 2015	13.00	–	20,358	–	–	20,358
Others[1]	May 30, 2014	May 30, 2016	13.00	–	20,358	–	–	20,358
Others[1]	May 30, 2014	May 30, 2017	13.00	–	20,358	–	–	20,358
Sub-total:				2,341,091	581,317	–	–	2,922,408
Total				58,072,076	7,079,775	–	(130,061)	65,021,790

Notes:

(1) The category "Others" represents non-employees of our Group.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 61

SECURITIES DEALINGS BY DIRECTORS AND RELEVANT EMPLOYEES The Directors and relevant employees are subject to the Policy for the Prevention of Insider Trading adopted by the Company, whose terms are no less exacting than those contained in the Model Code set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries with all Directors and each of them confirmed that he had complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the six months ended June 30, 2014. PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES During the six months ended June 30, 2014, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities. INVESTORS RELATIONS Our Company’s last annual general meeting was held at Salon III, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, May 21, 2014 at 4:00 p.m. (Hong Kong time), at which resolutions were duly passed in respect of major items, among others, (i) adopting the financial statements and the directors’ and auditors’ reports for the year ended December 31, 2013; (ii) reappointment of the independent auditor; (iii) granting of the general mandate and repurchase mandate; and (iv) re-election of certain non-executive and independent non-executive Directors. FINANCIAL REPORTING The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company’s performance, financial position and prospects. Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS. REVIEW OF UNAUDITED INTERIM FINANCIAL INFORMATION Our Group’s unaudited condensed consolidated financial statements have been reviewed and approved by our audit committee, and reviewed by our external auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. Our audit committee comprises three independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Alec Yiu Wa Tsui and Mr. Thomas Jefferson Wu. For and on behalf of the Board Lawrence Yau Lung Ho Co-Chairman and Chief Executive Officer Macau, August 26, 2014 62 Melco Crown Entertainment Limited INTERIM REPORT 2014

REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS To the Board of Directors of Melco Crown Entertainment Limited: INTRODUCTION We have reviewed the condensed consolidated financial statements of Melco Crown Entertainment Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 65 to 109, which comprise the condensed consolidated balance sheet as of June 30, 2014 and the related condensed consolidated statement of operations, statement of comprehensive income, statement of shareholders’ equity and statement of cash flows for the six-month period then ended, and certain explanatory notes. The Directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. INTERIM REPORT 2014 Melco Crown Entertainment Limited 63

REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in conformity with U.S. GAAP. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong August 26, 2014 64 Melco Crown Entertainment Limited INTERIM REPORT 2014

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except share and per share data) June 30, December 31, 2014 2013 ASSETS CURRENT ASSETS Cash and cash equivalents $ 2,346,764 $ 1,381,757 Bank deposits with original maturity over three months — 626,940 Restricted cash 424,369 770,294 Accounts receivable, net (Note 3) 248,830 287,880 Amounts due from affiliated companies 66 23 Amount due from a shareholder 51 — Deferred tax assets 294 — Income tax receivable — 18 Inventories 17,380 18,169 Prepaid expenses and other current assets 69,972 54,898 Assets held for sale (Note 4) — 8,468 Total current assets 3,107,726 3,148,447 PROPERTY AND EQUIPMENT, NET (Note 5) 3,765,532 3,308,846 GAMING SUBCONCESSION, NET 456,412 485,031 INTANGIBLE ASSETS, NET 4,220 4,220 GOODWILL 81,915 81,915 LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS 376,675 345,667 RESTRICTED CASH 438,312 373,371 DEFERRED TAX ASSETS 100 93 DEFERRED FINANCING COSTS 112,985 114,431 LAND USE RIGHTS, NET (Note 6) 919,423 951,618 TOTAL ASSETS $ 9,263,300 $ 8,813,639 LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES Accounts payable (Note 7) $ 10,467 $ 9,825 Accrued expenses and other current liabilities (Note 8) 940,298 928,751 Income tax payable 5,799 6,584 Capital lease obligations, due within one year (Note 10) 29,475 27,265 Current portion of long-term debt (Note 9) 262,660 262,566 Amounts due to affiliated companies 1,164 2,900 Amount due to a shareholder 39 79 Total current liabilities $ 1,249,902 $ 1,237,970 INTERIM REPORT 2014 Melco Crown Entertainment Limited 65

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS June 30, December 31, 2014 2013 LONG-TERM DEBT (Note 9) $ 2,482,158 $ 2,270,894 OTHER LONG-TERM LIABILITIES 42,718 28,492 DEFERRED TAX LIABILITIES 60,870 62,806 CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 10) 264,818 253,029 LAND USE RIGHTS PAYABLE 7,484 35,466 COMMITMENTS AND CONTINGENCIES (Note 17) SHAREHOLDERS’ EQUITY Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of June 30, 2014 and December 31, 2013 and issued — 1,666,633,448 shares as of June 30, 2014 and December 31, 2013 (Note 12)) 16,667 16,667 Treasury shares, at cost (14,027,203 and 16,222,246 shares as of June 30, 2014 and December 31, 2013, respectively (Note 12)) (2,295) (5,960) Additional paid-in capital 3,354,447 3,479,399 Accumulated other comprehensive losses (12,535) (15,592) Retained earnings 1,084,120 772,156 Total Melco Crown Entertainment Limited shareholders’ equity 4,440,404 4,246,670 Noncontrolling interests 714,946 678,312 Total equity 5,155,350 4,924,982 TOTAL LIABILITIES AND EQUITY $ 9,263,300 $ 8,813,639 NET CURRENT ASSETS $ 1,857,824 $ 1,910,477 TOTAL ASSETS LESS CURRENT LIABILITIES $ 8,013,398 $ 7,575,669 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements. 66 Melco Crown Entertainment Limited INTERIM REPORT 2014

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of U.S. dollars, except share and per share data) Six Months Ended June 30, 2014 2013 OPERATING REVENUES Casino $ 2,485,488 $ 2,373,779 Rooms 66,999 62,348 Food and beverage 40,633 37,888 Entertainment, retail and others 52,991 45,930 Gross revenues 2,646,111 2,519,945 Less: promotional allowances (89,257) (79,993) Net revenues 2,556,854 2,439,952 OPERATING COSTS AND EXPENSES Casino (1,737,080) (1,672,746) Rooms (6,142) (6,009) Food and beverage (10,459) (13,880) Entertainment, retail and others (29,437) (31,068) General and administrative (140,066) (117,833) Pre-opening costs (28,594) (6,646) Development costs (6,300) (19,985) Amortization of gaming subconcession (28,619) (28,619) Amortization of land use rights (32,236) (32,040) Depreciation and amortization (125,671) (130,705) Property charges and others (1,947) (3,697) Gain on disposal of assets held for sale 22,072 — Total operating costs and expenses (2,124,479) (2,063,228) OPERATING INCOME $ 432,375 $ 376,724 INTERIM REPORT 2014 Melco Crown Entertainment Limited 67

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS Six Months Ended June 30, 2014 2013 NON-OPERATING INCOME (EXPENSES) Interest income $ 7,652 $ 2,054 Interest expenses, net of capitalized interest (60,393) (82,532) Amortization of deferred financing costs (9,482) (9,227) Loan commitment and other finance fees (14,386) (11,566) Foreign exchange loss, net (1,751) (9,822) Other income, net 1,216 360 Loss on extinguishment of debt — (50,935) Costs associated with debt modification — (10,538) Total non-operating expenses, net (77,144) (172,206) INCOME BEFORE INCOME TAX 355,231 204,518 INCOME TAX (EXPENSE) CREDIT (Note 13) (2,993) 1,356 NET INCOME 352,238 205,874 NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS 30,943 28,947 NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED $ 383,181 $ 234,821 NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE: Basic $ 0.232 $ 0.142 Diluted $ 0.230 $ 0.141 WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION: Basic 1,651,889,758 1,648,598,729 Diluted 1,665,911,822 1,662,965,016 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements. 68 Melco Crown Entertainment Limited INTERIM REPORT 2014

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands of U.S. dollars) Six Months Ended June 30, 2014 2013 Net income $ 352,238 $ 205,874 Other comprehensive income (loss): Foreign currency translation adjustment 4,830 (8,474) Other comprehensive income (loss) 4,830 (8,474) Total comprehensive income 357,068 197,400 Comprehensive loss attributable to noncontrolling interests 29,170 28,947 Comprehensive income attributable to Melco Crown Entertainment Limited $ 386,238 $ 226,347 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements. INTERIM REPORT 2014 Melco Crown Entertainment Limited 69

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares						
	Shares	Amount	Shares (Note)	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
BALANCE AT JANUARY 1, 2013	1,658,059,295	$ 16,581	(11,267,038)	$ (113)	$ 3,235,835	$ (1,057)	$ 134,693	$ 354,817	$ 3,740,756
Net income for the period	–	–	–	–	–	–	234,821	(28,947)	205,874
Capital contribution from noncontrolling interests	–	–	–	–	–	–	–	56,000	56,000
Foreign currency translation adjustment	–	–	–	–	–	(8,474)	–	(5,909)	(14,383)
Shares purchased under trust arrangement for future vesting of restricted shares (Note 12)	–	–	(1,020,000)	(7,988)	–	–	–	–	(7,988)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 12)	–	–	378,579	2,965	(2,965)	–	–	–	–
Share-based compensation (Note 14)	–	–	–	–	5,126	–	–	15	5,141
Shares issued for future vesting of restricted shares and exercise of share options (Note 12)	4,068,780	40	(4,068,780)	(40)	–	–	–	–	–
Issuance of shares for restricted shares vested (Note 12)	–	–	1,297,902	13	(13)	–	–	–	–
Exercise of share options (Note 12)	–	–	2,128,617	21	3,652	–	–	–	3,673
Change in shareholding of the Philippine subsidiaries (Note 20)	–	–	–	–	227,535	–	–	110,926	338,461
BALANCE AT JUNE 30, 2013	1,662,128,075	$ 16,621	(12,550,720)	$ (5,142)	$ 3,469,170	$ (9,531)	$ 369,514	$ 486,902	$ 4,327,534

70 Melco Crown Entertainment Limited INTERIM REPORT 2014

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional	Accumulated Other Comprehensive	Retained	Noncontrolling	
	Shares	Amount	Shares (Note)	Amount	Paid-in Capital	Losses	Earnings	Interests	Total Equity
BALANCE AT JANUARY 1, 2014	1,666,633,448	$ 16,667	(16,222,246)	$ (5,960)	$ 3,479,399	$ (15,592)	$ 772,156	$ 678,312	$ 4,924,982
Net income for the period	–	–	–	–	–	–	383,181	(30,943)	352,238
Foreign currency translation adjustment	–	–	–	–	–	3,057	–	1,773	4,830
Share-based compensation (Note 14)	–	–	–	–	9,010	–	–	899	9,909
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 12)	–	–	467,121	3,648	(3,648)	–	–	–	–
Issuance of shares for restricted shares vested (Note 12)	–	–	981,477	10	(10)	–	–	–	–
Exercise of share options (Note 12)	–	–	746,445	7	1,789	–	–	–	1,796
Change in shareholding of the Philippine subsidiaries (Note 20)	–	–	–	–	57,366	–	–	64,905	122,271
Dividends declared (Note 16)	–	–	–	–	(189,459)	–	(71,217)	–	(260,676)
BALANCE AT JUNE 30, 2014	1,666,633,448	$ 16,667	(14,027,203)	$ (2,295)	$ 3,354,447	$ (12,535)	$ 1,084,120	$ 714,946	$ 5,155,350

Note: The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INTERIM REPORT 2014 Melco Crown Entertainment Limited 71

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) Six Months Ended June 30, 2014 2013 CASH FLOWS FROM OPERATING ACTIVITIES Net cash provided by operating activities $ 504,279 $ 519,709 CASH FLOWS FROM INVESTING ACTIVITIES Payment for capitalized construction costs (320,090) (127,446) Payment for acquisition of property and equipment (92,848) (39,773) Advance payments for construction costs (56,960) (38,560) Deposits for acquisition of property and equipment (42,358) (2,331) Payment for land use rights (23,242) (30,364) Payment for entertainment production costs (1,046) (2,177) Payment for contract acquisition costs — (27,707) Payment for security deposit — (4,293) Proceeds from sale of property and equipment 10 123 Net proceeds from sale of assets held for sale 29,255 — Changes in restricted cash 281,177 334,124 Change in bank deposits with original maturity over three months 626,940 — Net cash provided by investing activities 400,838 61,596 CASH FLOWS FROM FINANCING ACTIVITIES Dividends paid (260,676) — Principal payments on long-term debt (131,264) (1,536,754) Payment of deferred financing costs (7,246) (126,633) Prepayment of deferred financing costs (4,162) (52,885) Principal payments on capital lease obligations (118) — Purchase of shares under trust arrangement for future vesting of restricted shares — (6,960) Capital contribution from noncontrolling interests — 56,000 Proceeds from exercise of share options 680 1,092 Net proceeds from issuance of shares of a subsidiary 122,522 338,981 Proceeds from long-term debt 336,825 1,000,000 Net cash provided by (used in) financing activities $ 56,561 $ (327,159) 72 Melco Crown Entertainment Limited INTERIM REPORT 2014

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Six Months Ended June 30, 2014 2013 EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS $ 3,329 $ (4,295) NET INCREASE IN CASH AND CASH EQUIVALENTS 965,007 249,851 CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD 1,381,757 1,709,209 CASH AND CASH EQUIVALENTS AT END OF PERIOD $ 2,346,764 $ 1,959,060 SUPPLEMENTAL DISCLOSURES OF CASH FLOWS Cash paid for interest (net of capitalized interest) $ (42,302) $ (66,300) Cash paid for tax (5,738) (193) NON-CASH INVESTING ACTIVITIES Costs of property and equipment funded through capital lease obligations 212 287,396 Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities 48,073 6,281 Construction costs funded through accrued expenses and other current liabilities and other long-term liabilities 104,876 51,505 Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable — 25,793 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements. INTERIM REPORT 2014 Melco Crown Entertainment Limited 73

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 1. COMPANY INFORMATION Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), is developing and will solely operate and manage City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. As of June 30, 2014, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of Preparation and Principles of Consolidation The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and include applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange. 74 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (a) Basis of Preparation and Principles of Consolidation (continued) The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2013 presented in the unaudited condensed consolidated financial statements are derived from the Group’s audited consolidated financial statements as of December 31, 2013. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2013. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods. (b) Restricted Cash The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of June 30, 2014 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 for investigation of certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment subsequently received in August 2014 against the subsidiary’s Taiwan branch office and certain of its employees, further information is included in Note 22(b); and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). (c) Accounts Receivable and Credit Risk Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of June 30, 2014 and December 31, 2013, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries. INTERIM REPORT 2014 Melco Crown Entertainment Limited 75

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Accounts Receivable and Credit Risk (continued) Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of June 30, 2014 and December 31, 2013, no significant concentrations of credit risk existed for which an allowance had not already been recorded. (d) Property and Equipment Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred. During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened. Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows: Classification Estimated Useful Life Buildings 7 to 25 years or over the term of the land use right agreement or lease agreement, whichever is shorter Transportation 5 to 10 years Leasehold improvements 3 to 10 years or over the lease term, whichever is shorter Furniture, fixtures and equipment 2 to 10 years Plant and gaming machinery 3 to 5 years 76 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (e) Gaming Taxes The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $1,228,422 and $1,199,672 for the six months ended June 30, 2014 and 2013, respectively. (f) Share-based Compensation Expenses The Company and the Company’s subsidiary, MCP, issued restricted shares and share options under their respective share incentive plans during the six months ended June 30, 2014 and 2013. The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. Further information on the Group’s share-based compensation arrangements is included in Note 14. (g) Net Income Attributable to Melco Crown Entertainment Limited Per Share Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period. Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period adjusted to include the potentially dilutive effect of outstanding share-based awards. INTERIM REPORT 2014 Melco Crown Entertainment Limited 77

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (g) Net Income Attributable to Melco Crown Entertainment Limited Per Share (continued) The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following: Six Months Ended June 30, 2014 2013 Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share 1,651,889,758 1,648,598,729 Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method 14,022,064 14,366,287 Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share 1,665,911,822 1,662,965,016 During the six months ended June 30, 2014 and 2013, 1,280,313 and 1,366,161 outstanding share options, and 726,659 and nil outstanding restricted shares as at June 30, 2014 and 2013, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive. (h) Recent Changes in Accounting Standards Newly Adopted Accounting Pronouncements: In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures. 78 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (h) Recent Changes in Accounting Standards (continued) Newly Adopted Accounting Pronouncements: (continued) In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures. In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures. Recent Accounting Pronouncements Not Yet Adopted: In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. INTERIM REPORT 2014 Melco Crown Entertainment Limited 79

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (h) Recent Changes in Accounting Standards (continued) Recent Accounting Pronouncements Not Yet Adopted: (continued) In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements. 3. ACCOUNTS RECEIVABLE, NET Components of accounts receivable, net are as follows: June 30, December 31, 2014 2013 Casino $ 400,134 $ 423,963 Hotel 509 1,353 Other 6,174 5,898 Sub-total 406,817 431,214 Less: allowance for doubtful debts (157,987) (143,334) $ 248,830 $ 287,880 The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 3. ACCOUNTS RECEIVABLE, NET (CONTINUED) The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance: June 30, December 31, 2014 2013 Current $ 189,238 $ 187,377 1–30 days 21,303 57,727 31–60 days 9,548 11,607 61–90 days 5,137 11,878 Over 90 days 23,604 19,291 $ 248,830 $ 287,880 4. ASSETS HELD FOR SALE On February 18, 2014, the Group completed the sale of its properties in Macau pursuant to a promissory agreement dated November 20, 2013 signed with a third party for a total consideration of Hong Kong dollar (“HK$”) 240,000,000 (equivalent to $30,848). During the six months ended June 30, 2014, the Group recognized a gain on disposal of assets held for sale of $22,072. As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468. 5. PROPERTY AND EQUIPMENT, NET June 30, December 31, 2014 2013 Cost Buildings $ 2,698,321 $ 2,693,753 Furniture, fixtures and equipment 483,454 449,732 Leasehold improvements 330,477 265,808 Plant and gaming machinery 172,679 162,763 Transportation 82,853 64,687 Construction in progress 1,308,895 868,828 Sub-total 5,076,679 4,505,571 Less: accumulated depreciation (1,311,147) (1,196,725) Property and equipment, net $ 3,765,532 $ 3,308,846 Buildings with net book values amounted to $288,978 and $ 288,978 and furniture, fixtures and equipment with net book values amounted to $ 872 and $997, were held under capital lease as of June 30, 2014 and December 31, 2013, respectively. INTERIM REPORT 2014 Melco Crown Entertainment Limited 81

6. LAND USE RIGHTS, NET June 30, December 31, 2014 2013 Altira Macau — Medium-term lease (“Taipa Land”) $ 146,475 $ 146,434 City of Dreams — Medium-term lease (“Cotai Land”) 399,578 399,578 Studio City — Medium-term lease (“Studio City Land”) 653,564 653,564 1,199,617 1,199,576 Less: accumulated amortization (280,194) (247,958) Land use rights, net $ 919,423 $ 951,618 Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. On January 29, 2014, the land grant amendment process for Cotai Land was completed with the publication in the Macau official gazette of such proposed amendment contemplating the development of an additional five-star hotel areas in replacement of the four-star apartment hotel areas contemplated in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. 7. ACCOUNTS PAYABLE The following is an aged analysis of accounts payable presented based on payment due date: June 30, December 31, 2014 2013 Within 30 days $ 8,491 $ 8,429 31–60 days 639 341 61–90 days 571 478 Over 90 days 766 577 $ 10,467 $ 9,825

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES June 30, December 31, 2014 2013 Construction costs payable $ 110,822 $ 69,057 Customer deposits and ticket sales 77,673 80,421 Gaming tax accruals 161,104 238,920 Interest expenses payable 38,272 30,529 Land use rights payable 55,281 50,500 Operating expense and other accruals and liabilities 123,172 142,150 Other gaming related accruals 28,891 29,157 Outstanding gaming chips and tokens 284,132 263,663 Property and equipment payable 60,951 24,354 $ 940,298 $ 928,751 9. LONG-TERM DEBT Long-term debt consisted of the following: June 30, December 31, 2014 2013 $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) $ 1,000,000 $ 1,000,000 Studio City Notes 825,000 825,000 The senior secured credit facilities as amended on June 30, 2011 (the “2011 Credit Facilities”) 545,524 673,883 Philippine Peso (“PHP”) 15 billion 5% senior notes, due 2019 (the “Philippine Notes”) 342,622 — $43,000 term loan facility for aircraft purchase (the “Aircraft Term Loan”) 31,672 34,577 2,744,818 2,533,460 Current portion of long-term debt (262,660) (262,566) $ 2,482,158 $ 2,270,894 During the six months ended June 30, 2014, there is no significant change to terms of the long-term debt as disclosed in the Group’s consolidated financial statements as of December 31, 2013, except for the below: 2011 Credit Facilities During the six months ended June 30, 2014, the Group repaid HK$998,630,400 (equivalent to $128,359) of the term loan facility under the 2011 Credit Facilities according to the quarterly amortization schedule. As of June 30, 2014, the entire revolving credit facility under the 2011 Credit Facilities of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown. INTERIM REPORT 2014 Melco Crown Entertainment Limited 83

9. LONG-TERM DEBT (CONTINUED) Philippine Notes On January 24, 2014, MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of the Company and MCP, issued the Philippine Notes of PHP15 billion (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013. The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure. The Philippine Notes are guaranteed by the Company, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors. The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5.00% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commencing on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax. The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of PHP230,769,231 (equivalent to $5,182 based on exchange rate on transaction date), was PHP14,769,230,769 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure will use the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes. MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at additional redemption price as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed redemption prices that decline ratably over time. The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. 84 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 9. LONG-TERM DEBT (CONTINUED) Philippine Notes (continued) The Philippine Notes are exempted from registration with Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders. Accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B), which limits the assignment and transfer of the Philippine Notes to primary institutional lenders only and requires the Philippine Notes to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes. Studio City Project Facility On January 28, 2013, the facility agreement for the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) consisting of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”) was executed. The Studio City Project Facility contained certain conforming and other minor changes to the terms and conditions set out in the commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”), an indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary in which the Company holds a 60% interest) and Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, an indirect subsidiary which the Company holds a 60% interest) with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the six months ended June 30, 2014. As of June 30, 2014, the entire Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down. INTERIM REPORT 2014 Melco Crown Entertainment Limited 85

9. LONG-TERM DEBT (CONTINUED) Total interest on long-term debt consisted of the following: Six Months Ended June 30, 2014 2013 Interest for Studio City Notes $ 35,063 $ 36,037 Interest for 2013 Senior Notes 25,000 19,861 Interest for Philippine Notes 9,252 — Interest for 2011 Credit Facilities 6,229 9,234 Interest for Aircraft Term Loan 516 618 Interest for $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) — 6,165 Amortization of discount in connection with issuance of 2010 Senior Notes — 71 Interest for Renminbi 2,300,000,000 3.75% bonds, due 2013 — 2,610 Interest for HK$ deposit-linked loan facility — 1,728 76,060 76,324 Interest capitalized (31,430) (8,286) $ 44,630 $ 68,038 During the six months ended June 30, 2014 and 2013, the Group’s average borrowing rates were approximately 5.46% and 5.34% per annum, respectively. Scheduled maturities of the long-term debt as of June 30, 2014 are as follows: Six months ending December 31, 2014 $ 131,306 Year ending December 31, 2015 262,752 Year ending December 31, 2016 166,669 Year ending December 31, 2017 6,417 Year ending December 31, 2018 6,616 Over 2018 2,171,058 $ 2,744,818 86 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 10. CAPITAL LEASE OBLIGATIONS Future minimum lease payments under capital lease obligations for the Group as of June 30, 2014 are as follows: Six months ending December 31, 2014 $ 15,770 Year ending December 31, 2015 32,489 Year ending December 31, 2016 35,023 Year ending December 31, 2017 38,327 Year ending December 31, 2018 42,224 Over 2018 825,394 Total minimum lease payments 989,227 Less: amounts representing interest (694,934) Present value of minimum lease payments 294,293 Current portion (29,475) Non-current portion $ 264,818 11. FAIR VALUE MEASUREMENTS The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of June 30, 2014 and December 31, 2013, which included the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $2,838,821 and $2,585,768, respectively, as compared to its carrying value of $2,744,818 and $2,533,460, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement. As of June 30, 2014, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. INTERIM REPORT 2014 Melco Crown Entertainment Limited 87

12. CAPITAL STRUCTURE Ordinary and Treasury shares The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 14. New Shares Issued by the Company During the six months ended June 30, 2014 and 2013, the Company issued nil and 4,068,780 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 981,477 and 1,297,902 of these ordinary shares upon vesting of restricted shares; and 746,445 and 2,128,617 of these ordinary shares upon exercise of share options during the six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014, the Company had a balance of 13,751,065 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options. Shares Purchased under A Trust Arrangement On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS on NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares. During the six months ended June 30, 2014, no ADS was purchased under a trust arrangement from NASDAQ. During the six months ended June 30, 2013, 340,000 ADSs, equivalent to 1,020,000 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.46 per ADS or $7.82 per share. During the six months ended June 30, 2014 and 2013, 467,121 and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares, respectively. As of June 30, 2014, the shares purchased under a trust arrangement has a balance of 276,138 ordinary shares for future issuance upon vesting of restricted shares. As of June 30, 2014, the Company had 1,666,633,448 and 14,027,203 issued ordinary shares and treasury shares, respectively, with 1,652,606,245 issued ordinary shares outstanding. 88 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 13. INCOME TAX EXPENSE (CREDIT) The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, Philippines and other jurisdictions, respectively, during the six months ended June 30, 2014 and 2013. Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company and the holder of the gaming subconcession in Macau, has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011. During the six months ended June 30, 2014 and 2013, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s unaudited consolidated net income attributable to Melco Crown Entertainment Limited for the six months ended June 30, 2014 and 2013 would have decreased by $60,672 and $58,378, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.037 and $0.036 per share for the six months ended June 30, 2014, respectively; and reduced income of $0.035 and $0.035 per share for the six months ended June 30, 2013, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement. In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of Macau Pataca (“MOP”) 22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. INTERIM REPORT 2014 Melco Crown Entertainment Limited 89

13. INCOME TAX EXPENSE (CREDIT) (CONTINUED) The provision for income tax consisted of: Six Months Ended June 30, 2014 2013 Income tax provision for current period: Macau Complementary Tax $ 2,649 $ 139 Lump sum in lieu of Macau Complementary Tax on dividend 1,398 — Hong Kong Profits Tax 747 220 Profits tax in other jurisdictions 50 63 Sub-total 4,844 422 Under provision of income tax in prior years: Profits tax in other jurisdictions 92 9 Sub-total 92 9 Deferred tax credit: Macau Complementary Tax (1,936) (1,690) Hong Kong Profits Tax (7) (96) Profits tax in other jurisdictions — (1) Sub-total (1,943) (1,787) Total income tax expense (credit) $ 2,993 $ (1,356) The effective tax rates for the six months ended June 30, 2014 and 2013 were 0.8% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance, expenses for which no income tax benefit is receivable and the effect of tax holiday granted by the Macau Government during the six months ended June 30, 2014 and 2013. 14. SHARE-BASED COMPENSATION 2006 Share Incentive Plan The share incentive plan adopted by the Group in 2006 (the “2006 Share Incentive Plan”) was superseded by a new share incentive plan (the “2011 Share Incentive Plan”) on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Further details of the 2011 Share Incentive Plan is disclosed in later paragraphs of Note 14. 90 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 14. SHARE-BASED COMPENSATION (CONTINUED) 2006 Share Incentive Plan (continued) Share Options A summary of share options activity under the 2006 Share Incentive Plan as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Outstanding as at January 1, 2014 13,777,413 $ 1.63 Exercised (686,136) 2.15 Expired (2,163) 1.01 Outstanding as at June 30, 2014 13,089,114 $ 1.60 5.11 $ 134,881 Exercisable as at June 30, 2014 12,939,114 $ 1.60 5.10 $ 133,294 A summary of share options vested and expected to vest under the 2006 Share Incentive Plan as of June 30, 2014 are presented below: Vested Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Range of exercise prices per share ($1.01—$5.06) (Note) 12,939,114 $ 1.60 5.10 $ 133,294 Note: 1,465,101 share options vested and 2,163 share options expired during the six months ended June 30, 2014. Expected to Vest Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Exercise price per share ($1.33) 150,000 $ 1.33 6.13 $ 1,587 INTERIM REPORT 2014 Melco Crown Entertainment Limited 91

14. SHARE-BASED COMPENSATION (CONTINUED) 2006 Share Incentive Plan (continued) Share Options (continued) Share options of 686,136 were exercised and proceeds amounted to $1,474 were recognized during the six months ended June 30, 2014. The total intrinsic value of share options exercised for the six months ended June 30, 2014 was $6,694. As of June 30, 2014, there was $8 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.13 year. Restricted Shares A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Number of Average Restricted Grant Date Shares Fair Value Unvested as at January 1, 2014 902,670 $ 2.42 Vested (827,670) 2.52 Unvested as at June 30, 2014 75,000 $ 1.25 The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the six months ended June 30, 2014 were $2,088. As of June 30, 2014, there was $6 unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.13 year. 2011 Share Incentive Plan The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of June 30, 2014, 92,672,398 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan. 92 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 14. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan (continued) Share Options The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the six months ended June 30, 2014 with the exercise price determined at the higher of the closing price on the date of grant and the average closing price for the five trading days preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of three years. The share options granted expire 10 years after the date of grant. The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term. The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the six months ended June 30, 2014: Expected dividend yield 1.10% Expected stock price volatility 69.89% Risk-free interest rate 2.05% Expected average life of options (years) 6.1 A summary of share options activity under the 2011 Share Incentive Plan as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Outstanding as at January 1, 2014 3,070,335 $ 6.33 Granted 1,286,700 12.98 Exercised (60,309) 5.34 Forfeited (40,302) 7.95 Outstanding as at June 30, 2014 4,256,424 $ 8.34 8.70 $ 16,551 Exercisable as at June 30, 2014 1,491,555 $ 5.74 8.06 $ 9,192 INTERIM REPORT 2014 Melco Crown Entertainment Limited 93

14. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan (continued) Share Options (continued) A summary of share options vested and expected to vest under the 2011 Share Incentive Plan as of June 30, 2014 are presented below: Vested Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Range of exercise prices per share ($4.70—$8.42) (Note) 1,491,555 $ 5.74 8.06 $ 9,192 Note: 1,028,955 share options vested and no share options expired during the six months ended June 30, 2014. Expected to Vest Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Range of exercise prices per share ($4.70—$12.98) 2,764,869 $ 9.74 9.04 $ 7,359 The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the six months ended June 30, 2014 was $7.18. Share options of 60,309 was exercised and proceeds amounted to $322 was recognized during the six months ended June 30, 2014. The total intrinsic value of share options exercised for the six months ended June 30, 2014 was $396. As of June 30, 2014, there was $13,157 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.34 years. Restricted Shares The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the six months ended June 30, 2014. These restricted shares have vesting periods of three years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant. 94 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 14. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan (continued) Restricted Shares (continued) A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Number of Average Restricted Grant Date Shares Fair Value Unvested as at January 1, 2014 1,531,959 $ 6.43 Granted 729,855 12.49 Vested (620,928) 5.99 Forfeited (20,155) 7.71 Unvested as at June 30, 2014 1,620,731 $ 9.30 The total fair values at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the six months ended June 30, 2014 were $3,722. As of June 30, 2014, there was $13,495 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.31 years. MCP Share Incentive Plan MCP operates a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at its annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by the Company’s shareholders at its extraordinary general meeting on June 21, 2013. The Philippine SEC approved such amendments on June 24, 2013. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of June 30, 2014, 55,125,007 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan. INTERIM REPORT 2014 Melco Crown Entertainment Limited 95

14. SHARE-BASED COMPENSATION (CONTINUED) MCP Share Incentive Plan (continued) Share Options MCP granted share options to certain personnel under the MCP Share Incentive Plan during the six months ended June 30, 2014 with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel will contribute significantly to the pre-opening of City of Dreams Manila and joined MCP Group prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. The share options granted expire 10 years after the date of grant. MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term. The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the six months ended June 30, 2014: Expected dividend yield — Expected stock price volatility 40.00% Risk-free interest rate 3.77% Expected average life of options (years) 5.18 A summary of share options activity under the MCP Share Incentive Plan as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Outstanding as at January 1, 2014 116,144,153 $ 0.19 Granted 9,543,186 0.25 Forfeited (260,121) 0.19 Outstanding as at June 30, 2014 125,427,218 $ 0.19 9.06 $ 8,702 As of June 30, 2014, no share options granted under the MCP Share Incentive Plan were vested and exercisable. 96 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 14. SHARE-BASED COMPENSATION (CONTINUED) MCP Share Incentive Plan (continued) Share Options (continued) A summary of share options expected to vest under the MCP Share Incentive Plan as of June 30, 2014 are presented below: Expected to Vest Weighted Weighted Average Average Number Exercise Remaining Aggregate of Share Price Contractual Intrinsic Options per Share Term Value Range of exercise prices per share ($0.19—$0.30) 125,427,218 $ 0.19 9.06 $ 8,702 The weighted average fair value of share options granted under the MCP Share Incentive Plan during the six months ended June 30, 2014 was $0.14. As of June 30, 2014, there was $7,553 unrecognized compensation costs related to unvested share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.01 years. Restricted Shares MCP has also granted restricted shares to certain personnel under the MCP Share Incentive Plan during the six months ended June 30, 2014. These restricted shares have vesting periods of around three years. The grant date fair value is determined with reference to the market closing price of the MCP’s common share at the date of grant. A summary of the status of the MCP Share Incentive Plan’s restricted shares as of June 30, 2014, and changes during the six months ended June 30, 2014 are presented below: Weighted Number of Average Restricted Grant Date Shares Fair Value Unvested as at January 1, 2014 58,072,076 $ 0.19 Granted 7,079,775 0.30 Forfeited (130,061) 0.19 Unvested as at June 30, 2014 65,021,790 $ 0.20 No restricted shares under the MCP Share Incentive Plan were vested during the six months ended June 30, 2014. As of June 30, 2014, there was $9,079 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.06 years. INTERIM REPORT 2014 Melco Crown Entertainment Limited 97

14. SHARE-BASED COMPENSATION (CONTINUED) The impact of share options and restricted shares for the Group for the six months ended June 30, 2014 and 2013 recognized in the unaudited condensed consolidated financial statements were as follows: Six Months Ended June 30, 2014 2013 2006 Share Incentive Plan Share options $ 572 $ 1,728 Restricted shares 486 1,120 Sub-total 1,058 2,848 2011 Share Incentive Plan Share options 2,475 1,061 Restricted shares 2,632 1,168 Sub-total 5,107 2,229 MCP Share Incentive Plan Share options 1,761 30 Restricted shares 1,991 33 Sub-total 3,752 63 Total share-based compensation expenses recognized in general and administrative expenses $ 9,917 $ 5,140 15. DISTRIBUTION OF PROFITS On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau was approved by Melco Crown Macau’s shareholders at Melco Crown Macau’s annual general meeting held on March 21, 2014 and it satisfied certain restrictions for payment of dividends under certain indenture and/or facility of the Group as of June 30, 2014. 98 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 16. DIVIDENDS On February 25, 2014, a special dividend of $0.1147 per share has been declared by the Board of Directors of the Company. These dividends of $189,459 were paid to shareholders on April 16, 2014. On May 8, 2014, a quarterly dividend of $0.0431 per share has been declared by the Board of Directors of the Company. These dividends of $71,217 were paid to shareholders on June 6, 2014. On August 7, 2014, a quarterly dividend of $0.0259 per share has been declared by the Board of Directors of the Company. 17. COMMITMENTS AND CONTINGENCIES (a) Capital Commitments As of June 30, 2014, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila totaling $1,346,450 including advance payments for construction costs of $159,823. (b) Lease Commitments Operating Leases — As a Lessee The Group leases the portion of land to be used for City of Dreams Manila, Mocha Clubs sites, office space, warehouses and staff quarters under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the six months ended June 30, 2014 and 2013, the Group incurred rental expenses amounting to $15,308 and $9,860, respectively which consisted of minimum rental expenses of $11,779 and $7,991 and contingent rental expenses of $3,529 and $1,869, respectively. As of June 30, 2014, minimum lease payments under all non-cancellable leases were as follows: Six months ending December 31, 2014 $ 9,403 Year ending December 31, 2015 14,206 Year ending December 31, 2016 10,145 Year ending December 31, 2017 9,953 Year ending December 31, 2018 8,790 Over 2018 78,084 $ 130,581 INTERIM REPORT 2014 Melco Crown Entertainment Limited 99

17. COMMITMENTS AND CONTINGENCIES (CONTINUED) (c) Other Commitments Provisional License During the six months ended June 30, 2014, there is no significant change to the terms of the Provisional License as disclosed in the Group’s consolidated financial statements as of December 31, 2013, except for the below: For taxable periods prior to April 1, 2014, under the terms of the Provisional License, PAGCOR and the licensees under the Provisional License, including MCE Holdings (Philippines) Corporation, an indirect subsidiary of the Company and a direct subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle Corporation (“Belle”) (collectively referred to as the “Philippine Parties”) (the “Licensees”) agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. PAGCOR and the Licensees have agreed to adjust the license fees commencing April 1, 2014 by 10% of gross gaming revenues. This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Provisional License in the event the BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by the BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines. (d) Guarantees Except as disclosed in Note 9, the Group has made the following significant guarantees as of June 30, 2014: • Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government. • The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations. 100 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 17. COMMITMENTS AND CONTINGENCIES (CONTINUED) (d) Guarantees (continued) • Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 9, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith. • Under the cooperation agreement (“Cooperation Agreement”) entered on October 25, 2012 by MCE Holdings Group and the Philippine Parties, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement. • In October 2013, Studio City Developments Limited, an indirect subsidiary of the Company, entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of June 30, 2014, the Trade Credit Facility of approximately $11,612 was utilized. (e) Litigation As of June 30, 2014, the Group is a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows. INTERIM REPORT 2014 Melco Crown Entertainment Limited 101

18. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2014 and 2013, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,	
Related companies	**Nature of transactions**	**2014**	**2013**
Transactions with affiliated companies			
Crown's subsidiary	Consultancy fee expense	$ 173	$ 205
	Purchase of property and equipment	34	66
	Software license fee expense	156	156
Lisboa Holdings Limited[1]	Office rental expense	447	447
Melco's subsidiaries and its associated companies	Consultancy fee expense	331	277
	Office rental expense	–	293
	Purchase of property and equipment	544	597
	Service fee expense[2]	366	371
	Other service fee income	324	196
	Rooms and food and beverage income	106	35
Shun Tak Holdings Limited and its subsidiaries[1]	Office rental expense	99	88
	Traveling expense[3]	1,329	1,519
Sky Shuttle Helicopters Limited[1]	Traveling expense	710	869
Sociedade de Jogos de Macau S.A.[1]	Traveling expense[3]	224	203
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries[1]	Office rental expense	726	702
	Service fee expense	101	112
	Traveling expense[3]	5	49

Notes:

(1) Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company's Chief Executive Officer, has/have beneficial interests.

(2) The amounts mainly represent the Company's reimbursement to Melco's subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company's Chief Executive Officer.

(3) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

102 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 19. SEGMENT INFORMATION The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila. Taipa Square Casino is included within Corporate and Others. During the six months ended June 30, 2014 and 2013, all revenues were generated in Macau. The Group’s segment information for total assets and capital expenditures is as follows: Total Assets June 30, December 31, 2014 2013 Macau: Mocha Clubs $ 190,325 $ 159,927 Altira Macau 530,475 573,814 City of Dreams 3,103,715 3,148,657 Studio City 2,479,575 2,519,461 Sub-total 6,304,090 6,401,859 The Philippines: City of Dreams Manila 1,101,751 631,377 Corporate and Others 1,857,459 1,780,403 Total consolidated assets $ 9,263,300 $ 8,813,639 Capital Expenditures Six Months Ended June 30, 2014 2013 Macau: Mocha Clubs $ 11,705 $ 3,315 Altira Macau 10,450 3,574 City of Dreams 110,622 50,164 Studio City 283,681 111,029 Sub-total 416,458 168,082 The Philippines: City of Dreams Manila 136,095 306,622 Corporate and Others 18,638 441 Total capital expenditures $ 571,191 $ 475,145 INTERIM REPORT 2014 Melco Crown Entertainment Limited 103

19. SEGMENT INFORMATION (CONTINUED) The Group’s segment information on its results of operations is as follows: Six Months Ended June 30, 2014 2013 NET REVENUES Macau: Mocha Clubs $ 76,061 $ 71,268 Altira Macau 411,362 543,798 City of Dreams 2,041,524 1,802,980 Studio City 934 478 Sub-total 2,529,881 2,418,524 The Philippines: City of Dreams Manila — — Corporate and Others 26,973 21,428 Total net revenues $ 2,556,854 $ 2,439,952 ADJUSTED PROPERTY EBITDA(1) Macau: Mocha Clubs $ 19,928 $ 18,281 Altira Macau 50,331 81,520 City of Dreams 631,599 547,084 Studio City (588) (569) Sub-total 701,270 646,316 The Philippines: City of Dreams Manila (128) (651) Total adjusted property EBITDA 701,142 645,665 OPERATING COSTS AND EXPENSES Pre-opening costs (28,594) (6,646) Development costs (6,300) (19,985) Amortization of gaming subconcession (28,619) (28,619) Amortization of land use rights (32,236) (32,040) Depreciation and amortization (125,671) (130,705) Share-based compensation (9,917) (5,140) Property charges and others (1,947) (3,697) Gain on disposal of assets held for sale 22,072 — Corporate and Others expenses (57,555) (42,109) Total operating costs and expenses (268,767) (268,941) OPERATING INCOME $ 432,375 $ 376,724 104 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 19. SEGMENT INFORMATION (CONTINUED) Six Months Ended June 30, 2014 2013 NON-OPERATING INCOME (EXPENSES) Interest income $ 7,652 $ 2,054 Interest expenses, net of capitalized interest (60,393) (82,532) Amortization of deferred financing costs (9,482) (9,227) Loan commitment and other finance fees (14,386) (11,566) Foreign exchange loss, net (1,751) (9,822) Other income, net 1,216 360 Loss on extinguishment of debt — (50,935) Costs associated with debt modification — (10,538) Total non-operating expenses, net (77,144) (172,206) INCOME BEFORE INCOME TAX 355,231 204,518 INCOME TAX (EXPENSE) CREDIT (2,993) 1,356 NET INCOME 352,238 205,874 NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS 30,943 28,947 NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED $ 383,181 $ 234,821 Note: (1) “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors. 20. CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES On April 8, 2013, the Company through its indirect subsidiary, MCE (Philippines) Investments Limited (“MCE Investments”), subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592), which increased the Company’s shareholding in MCP and the Group recognized an increase of $ 401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP. INTERIM REPORT 2014 Melco Crown Entertainment Limited 105

20. CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES (CONTINUED) On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP. In March and April 2014, there are minor changes in ownership of MCP by the Group. As a result of change in directors for MCP, MCE (Philippines) Investments No.2 Corporation, an indirect subsidiary of the Company and a minority shareholder of MCP, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP. On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,366 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP. During the six months ended June 30, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,366 and $227,535 in relation to transactions as described above, respectively. The Group retains its controlling financial interest in MCP before and after the above transactions. 106 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 20. CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES (CONTINUED) The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity: Six Months Ended June 30, 2014 2013 Net income attributable to Melco Crown Entertainment Limited $ 383,181 $ 234,821 Transfers from noncontrolling interests: Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP 57,366 — Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP — 227,134 Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP — 401 Changes from net income attributable to Melco Crown Entertainment Limited shareholders and transfers from noncontrolling interests $ 440,547 $ 462,356 INTERIM REPORT 2014 Melco Crown Entertainment Limited 107

21. DIFFERENCES BETWEEN U.S. GAAP AND IFRS The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). For the six months ended June 30, 2014, there were no material changes to the nature of those significant differences described in the Company’s annual consolidated financial statements for the year ended December 31, 2013, and their financial impact on net income attributable to Melco Crown Entertainment Limited for the six months ended June 30, 2014 and the Company’s shareholders’ equity as of June 30, 2014 are summarized as follows: Six Months Ended June 30, 2014 2013 Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP $ 383,181 $ 234,821 IFRS adjustments: Capitalization of amortization of land use rights as property and equipment 20,532 20,305 Additional capitalization of borrowing costs as property and equipment 7,115 6,955 Reversal of deferred tax in relation to land use rights (2,204) (2,204) Decrease in amortization of land use rights as a result of change in assigned value of land use rights 2,347 2,347 Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (1,013) (1,013) (Additional) reduction in share-based compensation recognized (1,488) 451 Reduction in amortization of deferred financing costs 3,494 3,939 Financing costs recognized as part of loss on extinguishment of debt — (6,523) Additional deferred revenue on point-loyalty programs (1,610) — Reduction in net loss attributable to noncontrolling interests (10,725) (10,809) Net income attributable to Melco Crown Entertainment Limited as reported under IFRS $ 399,629 $ 248,269 108 Melco Crown Entertainment Limited INTERIM REPORT 2014

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of U.S. dollars, except share and per share data) 21. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (CONTINUED) June 30, December 31, 2014 2013 The Company’s shareholders’ equity as reported under U.S. GAAP $ 4,440,404 $ 4,246,670 IFRS adjustments: Capitalization of amortization of land use rights as property and equipment 159,022 138,490 Additional capitalization of borrowing costs as property and equipment 28,237 21,122 Reduction in amortization of deferred financing costs 21,512 18,018 Reversal of deferred tax in relation to land use rights (21,821) (19,617) Decrease in amortization of land use rights as a result of change in assigned value of land use rights 19,084 16,737 Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (10,668) (9,655) Financing costs recognized as part of loss on extinguishment of debt (35,851) (35,851) Additional deferred revenue on point-loyalty programs (7,191) (5,581) Reduction in net loss attributable to noncontrolling interests (53,600) (42,875) Noncontrolling interests’ share on additional share-based compensation recognized (1,021) (614) Noncontrolling interests’ share on additional share-based compensation recognized as a result of change in shareholding of the Philippine subsidiaries (321) — The Company’s shareholders’ equity as reported under IFRS $ 4,537,786 $ 4,326,844 22. SUBSEQUENT EVENTS (a) On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down, further details of the Studio City Term Loan Facility is disclosed in Note 9. (b) On August 12, 2014, the subsidiary’s Taiwan branch office and certain of its employees received the indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the indictment would have no immediate material impact on the Group’s business operations or financial position. INTERIM REPORT 2014 Melco Crown Entertainment Limited 109

CORPORATE INFORMATION BOARD OF DIRECTORS Executive Director Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer) Non-executive Directors Mr. James Douglas Packer (Co-Chairman) Mr. John Peter Ben Wang Mr. Clarence Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie Independent Non-executive Directors Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Alec Yiu Wa Tsui Mr. Robert Wason Mactier AUDIT COMMITTEE Mr. James Andrew Charles MacKenzie (Chairman) Mr. Thomas Jefferson Wu Mr. Alec Yiu Wa Tsui NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. Alec Yiu Wa Tsui (Chairman) Mr. Thomas Jefferson Wu Mr. Robert Wason Mactier COMPENSATION COMMITTEE Mr. Thomas Jefferson Wu (Chairman) Mr. Alec Yiu Wa Tsui Mr. Robert Wason Mactier REGISTERED OFFICE IN CAYMAN ISLANDS 190 Elgin Avenue George Town Grand Cayman KY1-9005 Cayman Islands PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU 22/F, Golden Dragon Centre Avenida Xian Xing Hai Macau 110 Melco Crown Entertainment Limited INTERIM REPORT 2014

CORPORATE INFORMATION PLACE OF BUSINESS IN HONG KONG 36/F, The Centrium 60 Wyndham Street Central Hong Kong LEGAL ADVISORS As to Hong Kong law and U.S. law Latham & Watkins As to Macau law Manuela António — Lawyers and Notaries As to Cayman Islands law Walkers AUDITOR Messrs. Deloitte Touche Tohmatsu COMPANY SECRETARY Ms. Stephanie Cheung COMPANY’S WEBSITE http://www.melco-crown.com LISTING INFORMATION Hong Kong stock code: 6883 NASDAQ symbol: MPEL HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue George Town Grand Cayman KY1-9005 Cayman Islands INTERIM REPORT 2014 Melco Crown Entertainment Limited 111

DEFINITIONS AND GLOSSARY DEFINITIONS • “2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company; • “2010 Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933), collectively, which were fully redeemed on March 28, 2013; • “2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility; • “2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the listing date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company; • “2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013; • “2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MCP shares (including over-allotment option) carried out by MCP in April 2013 which raised approximately US$338.5 million as net proceeds; • “2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MCP shares carried out by MCP in June 2014, which raised approximately US$122.3 million as net proceeds; 112 Melco Crown Entertainment Limited INTERIM REPORT 2014

DEFINITIONS AND GLOSSARY • “Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale and other non-operating income and expenses; • “Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses; • “ADSs” refers to our American depositary shares, each of which represents three Shares; • “Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft; • “Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau; • “Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau; • “Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and is owned by Altira Developments; • “Board” and “Board of Directors” refer to the board of Directors or a duly constituted committee thereof; • “China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view; • “City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments; • “City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila being developed by MCE Leisure Philippines and the Philippine Parties and which, when completed, will be solely operated and managed by MCE Leisure Philippines; • “City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time; • “Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau; INTERIM REPORT 2014 Melco Crown Entertainment Limited 113

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“Crown” refers to Crown Resorts Limited (formerly known as Crown Limited), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007; “Crown Asia Investments” refers to Crown Asia Investments Pty. Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company; “Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown; “Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013; “DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau; “Directors” refers to the director(s) of our Company; “Greater China” refers to mainland China, Hong Kong and Macau, collectively; “Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time; “HK$” and “H.K. dollars” refer to the legal currency of Hong Kong; “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC; “Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited; “IFRS” refers to International Financial Reporting Standards; “Licensees” refers to holders of the Provisional Licence, which include MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties; “Listing Rules” refers to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time; “Macau” refers to the Macau Special Administrative Region of the PRC; 114 Melco Crown Entertainment Limited INTERIM REPORT 2014

DEFINITIONS AND GLOSSARY • “MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability; • “MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License; • “MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License; • “MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Licensees holding the Provisional License; • “MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands; • “MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange; • “MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share; • “MCP Share Incentive Plan” refers to the share incentive plan of MCP, with amendments, approved pursuant to a resolution passed by our Shareholders at an extraordinary general meeting on June 21, 2013, which aims to provide incentives in the form of awards to eligible participants who contribute to the success of MCP’s operations and to encourage such participants to work towards enhancing value of MCP and its shares for the benefit of MCP and its shareholders; • “Melco” refers to Melco International Development Limited, a Hong Kong listed company; • “Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams; • “Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited or Melco PBL Gaming (Macau) Limited), a Macau company and the holder of our gaming subconcession; • “Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco; • “Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau; INTERIM REPORT 2014 Melco Crown Entertainment Limited 115

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“Model Code” refers to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules; “NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System; “New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.; “our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau; “PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone; “Patacas” and “MOP” refer to the legal currency of Macau; “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited; “Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014; “Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.; “Philippine Peso” or “PHP” refers to the legal currency of the Philippines; “Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.; “Provisional License” refers to the provisional license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines; MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties were named as colicensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013; references to the Provisional License include, where the context requires, any regular license issued to replace the provisional license as described in “The Provisional License”; “Renminbi” and “RMB” refer to the legal currency of China; “RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013; “SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC; 116 Melco Crown Entertainment Limited INTERIM REPORT 2014

DEFINITIONS AND GLOSSARY • “SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time; • “Share(s)” refer to our ordinary share(s), par value of US$0.01 each; • “Shareholder(s)” refers to holder(s)of our Share(s) from time to time; • “Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau; • “Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly-owned indirect subsidiary of SCI and the issuer of the Studio City Notes; • “Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012; • “Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility; • “TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan; • “US$” and “U.S. dollars” refer to the legal currency of the United States; • “U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction; • “U.S. GAAP” refers to the accounting principles generally accepted in the United States; and • “we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries. INTERIM REPORT 2014 Melco Crown Entertainment Limited 117

GLOSSARY “average daily rate” or calculated by dividing total room revenues including “ADR” the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day “cage” a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash “chip” round token that is used on casino gaming tables in lieu of cash “concession” a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau “dealer” a casino employee who takes and pays out wagers or otherwise oversees a gaming table “drop” the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage “drop box” a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game “electronic table games” electronic multiple-player gaming machine seats “gaming machine” slot machine and/or electronic table games “gaming machine handle” the total amount wagered in gaming machines “gaming machine gaming machine win expressed as a percentage of win rate” gaming machine handle “gaming promoter” an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator “integrated resort” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas 118 Melco Crown Entertainment Limited INTERIM REPORT 2014

DEFINITIONS AND GLOSSARY “junket player” a player sourced by gaming promoters to play in the VIP gaming rooms or areas “marker” evidence of indebtedness by a player to the casino or gaming operator “mass market patron” a customer who plays in the mass market segment “mass market segment” consists of both table games and gaming machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment “mass market table the amount of table games drop in the mass market games drop” table games segment “mass market table mass market table games win as a percentage of mass games hold market table games drop percentage” “mass market table the mass market segment consisting of mass market games segment” patrons who play table games “MICE” Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose “non-negotiable chip” promotional casino chip that is not to be exchanged for cash “non-rolling chip” chip that can be exchanged for cash, used by mass market patrons to make wagers “occupancy rate” the average percentage of available hotel rooms occupied, including complimentary rooms, during a period “premium direct player” a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator “progressive jackpot” a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot “revenue per available calculated by dividing total room revenues including room” or “REVPAR” the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy “rolling chip” non-negotiable chip primarily used by rolling chip patrons to make wagers INTERIM REPORT 2014 Melco Crown Entertainment Limited 119

“rolling chip patron” a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires “rolling chip segment” consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players “rolling chip volume” the amount of non-negotiable chips wagered and lost by the rolling chip market segment “rolling chip win rate” rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume “slot machine” traditional slot or electronic gaming machine operated by a single player “subconcession” an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau “table games win” the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues “VIP gaming room” gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas “wet stage performance the approximately 2,000-seat theater specifically theater” designed to stage “The House of Dancing Water” show 120 Melco Crown Entertainment Limited INTERIM REPORT 2014

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